TRINIDAD DRILLING LTD

TDG

09045671

082-34867

SUPPL

March 2, 2009

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Drilling Ltd.

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Drilling Ltd's News Release dated February 26, 2009. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka

Lisa Ciulka
Director of Investor Relations

dlo 3/26

TRINIDAD DRILLING LTD

TDG

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

FOR IMMEDIATE RELEASE: Thursday, February 26, 2009
TSX SYMBOL: TDG and TDG.DB

TRINIDAD DRILLING LTD. REPORTS RECORD 2008 RESULTS; EXPANDED OPERATIONS AND SOLID CONTRACTS BACK UP STRONG PERFORMANCE

Trinidad Drilling Ltd. ("Trinidad" or the "Company") reported strong operating and financial results for 2008. The record levels of revenue, EBITDA (1) and cash flow from operations before changes in non-cash working capital (1), were driven by the Company's growing inventory of high-tech, deeper-capacity drilling rigs, expansion into less seasonal markets and the ongoing commitment of Trinidad's customer base.

"The year 2008 was an important year for Trinidad on many fronts," said Lyle Whitmarsh, Trinidad's President and Chief Executive Officer. "Not only did we have record financial and operational results but we grew our fleet through our rig construction program, we expanded into new markets such as Mexico and moved under-utilized equipment into more profitable areas. In addition, we added value through select asset sales, renewal of long-term, take-or-pay contracts and reduced our debt levels. We believe that 2009 will be a challenging year for most companies and know that Trinidad is not immune to these outside influences. However, we have prepared the Company for these challenges and are confident that once the economy begins to recover, we are well positioned to take advantage of opportunities and to continue our track record of value-added growth."

FOURTH QUARTER AND FISCAL 2008 HIGHLIGHTS

(Quarter-over-quarter and full-year comparatives all relate to the comparable period in 2007)

- Revenue for the fourth quarter of 2008 was $205.3 million and contributed to a record revenue level of $757.9 million for the full year, up 40.8% and 20.4%, respectively, largely due to growth through acquisitions, internal rig construction programs, higher utilization rates and our successful expansion into the US and Mexican markets.
- Trinidad's fourth quarter 2008 drilling utilization rate of 61% in Canada continued to substantially exceed industry levels, which recorded an average utilization rate of 43%. The US and Mexico drilling operations segment reported strong activity levels, although down slightly from the previous quarters, with utilization of 80%. For 2008, Trinidad's Canadian drilling utilization rate was 57% compared to the industry average of 42%, while the US and Mexico operations' utilization averaged 85%.
- Cash flow from operations before changes in non-cash working capital was $57.8 million ($0.60 per share (diluted)) in the fourth quarter of 2008 and $207.1 million ($2.28 per share (diluted)) for the full year, up 79.5% and 18.5%, respectively. These increased levels were achieved primarily through the increased rig fleet, the expanded US and Mexico operations and an ability to maintain gross margins (1) through stable dayrates and a continued focus on cost control.
- Net earnings in the fourth quarter of 2008 were $21.8 million ($0.23 per share (diluted)) and $82.2 million ($0.90 per share (diluted)) for the full year, up 21.8% and 3.3%, respectively. In 2008, Trinidad recorded a goodwill impairment charge of $38.2 million, due largely to the recent economic events impacting the Company's market capitalization. Net earnings before impairment of goodwill (1) for 2008 were $120.3 million ($1.32 per share (diluted)) up 51.3% largely due to strong growth in revenue and a stable gross margin percentage. Net earnings before impairment of goodwill were also positively impacted by a gain recorded on the sale of a barge drilling rig and foreign exchange gains.

(1) Please see the Non-GAAP Measures Definitions section of this MD&A for further details.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of financial condition and results of operations is intended to help the reader understand the current and prospective financial position and operating results of Trinidad Drilling Ltd. ("Trinidad" or the "Company"). This MD&A discusses the operating and financial results for the three and twelve months ended December 31, 2008 and is dated February 20, 2009 and takes into consideration information available up to that date. The MD&A is based on the annual Consolidated Financial Statements of Trinidad for the year ended December 31, 2008, which were prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The MD&A should be read in conjunction with the annual Consolidated Financial Statements and the related notes contained in this report. Additional information is available on Trinidad's website (www.trinidaddrilling.com) and all previous public filings, including the most recently filed Annual Report and Annual Information Form, are available through SEDAR (www.sedar.com).

As a result of Trinidad's conversion from Trinidad Energy Services Income Trust (the "Trust") to a corporation, effective March 10, 2008, references to the "Company", "shares", the "Incentive Options Plan", "options" and "dividends" should be read as references to the "Trust", "units", "Unit Rights Incentive Plan", "rights" and "distributions" respectively, for the periods prior to March 10, 2008. All amounts are denominated in Canadian dollars ("CDN$") unless otherwise identified. All amounts are stated in thousands unless otherwise identified.

FINANCIAL HIGHLIGHTS **For the years ended December 31,** ***($ thousands except share and per share data)***	**2008**	2007	2006
Revenue	**757,900**	629,675	579,855
Gross margin (1)	**309,495**	264,902	269,584
EBITDA (1)	**287,470**	206,254	210,319
Per share (diluted) (2)	**3.16**	2.43	2.48
EBITDA before stock-based compensation (1)	**289,935**	208,704	217,424
Per share (diluted) (2)	**3.19**	2.46	2.57
Cash flow from operations before change in non-cash working capital (1)	**207,121**	174,770	196,924
Per share (diluted) (2)	**2.28**	2.06	2.33
Cash flow from operations	**193,043**	172,013	152,478
Per share (diluted) (2)	**2.12**	2.02	1.76
Net earnings	**82,174**	79,524	123,706
Per share (basic) (2)	**0.90**	0.95	1.49
Per share (diluted) (2)	**0.90**	0.94	1.46
Net earnings before impairment of goodwill (1)	**120,328**	79,524	123,706
Per share (basic) (2)	**1.33**	0.95	1.49
Per share (diluted) (2)	**1.32**	0.94	1.46
Net earnings before stock-based compensation (1)	**84,639**	81,974	130,811
Per share (diluted) (2)	**0.93**	0.96	1.55
Shares outstanding – basic (weighted average) (2)	**90,804,564**	83,952,252	83,078,833
Shares outstanding – diluted (weighted average) (2)	**91,003,946**	84,957,250	84,644,439

(1) Readers are cautioned that gross margin, EBITDA, EBITDA before stock-based compensation, cash flow from operations before change in non-cash working capital, net earnings before impairment of goodwill and net earnings before stock-based compensation and the related per share information do not have a standardized meaning prescribed by GAAP - see "Non-GAAP Measures".

(2) Basic shares include the weighted average number of shares outstanding over the period. Diluted shares include the weighted average number of shares outstanding over the period and the dilutive impact, if any, of the deemed conversion of convertible debentures and the number of shares issuable pursuant to the Incentive Option Plan. Interest expense incurred on the dilutive convertible debentures is added back to EBITDA, EBITDA before stock-based compensation, cash flow from operations before change in non-cash working capital, cash flow from operations, net earnings, net earnings before impairment of goodwill and net earnings before stock-based compensation for the diluted per share calculation.

TRINIDAD DRILLING LTD

OPERATING HIGHLIGHTS For the years ended December 31,	2008	2007	2006
Land Drilling Market			
Operating days – drilling			
Canada	**12,196**	9,835	12,531
United States and Mexico [(1)]	**15,076**	12,112	7,046
Rate per drilling day (CDN$)			
Canada	**23,827**	24,042	24,191
United States and Mexico [(2)]	**23,098**	23,603	23,724
Utilization rate – drilling			
Canada	**57%**	43%	62%
United States and Mexico	**85%**	85%	84%
CAODC industry average	**42%**	38%	55%
Number of drilling rigs			
Canada	**57**	64	60
United States and Mexico	**56**	46	31
Utilization rate for service rigs	**46%**	49%	62%
Number of service rigs	**23**	20	18
Number of coring and surface casing rigs	**20**	20	17
Barge Drilling Market [(3)]			
Operating days	**1,285**	704	-
Rate per drilling day (CDN$)	**44,387**	49,720	-
Utilization rate [(4)]	**93%**	98%	-
Number of barge drilling rigs	**1**	1	-
Number of barge drilling rigs under Bareboat Charter Agreements	**3**	3	-

(1) Trinidad commenced its operations in Mexico effective November 2008.
(2) In US dollars, dayrates remained relatively static, increasing marginally from $21,867 in 2007 to $22,006 in 2008.
(3) Trinidad commenced its operations in the barge drilling market with its acquisition of Axxis, effective July 5, 2007.
(4) During the first quarter of 2008, Trinidad completed significant work to one of its barge rigs and as a result it was removed from service and not included in the utilization calculation.

FORWARD-LOOKING STATEMENTS

The MD&A contains certain forward-looking statements relating to Trinidad's plans, strategies, objectives, expectations and intentions. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "confident", "might" and similar expressions are intended to identify forward-looking information or statements. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this MD&A. The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated and described in the forward-looking statements. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements.

In particular, but without limiting the foregoing, this MD&A may contain forward-looking information and statements pertaining to the following:

- the completion of announced rig construction programs on a timely basis and on economical terms;
- the assumption that Trinidad's customers will honour their take-or-pay contracts;
- fluctuations in the demand for Trinidad's services;
- the ability for Trinidad to attract and retain qualified personnel, in particular field staff to crew the Company's rigs;

- the existence of competitors, technological changes and developments in the oilfield services industry;
- the existence of operating risks inherent in the oilfield services industry;
- assumptions respecting capital expenditure programs and other expenditures by oil and gas exploration and production companies;
- assumptions regarding commodity prices, in particular oil and natural gas;
- assumptions respecting supply and demand for commodities, in particular oil and natural gas;
- assumptions regarding foreign currency exchange rates and interest rates;
- the existence of regulatory and legislative uncertainties;
- the possibility of changes in tax laws; and
- general economic conditions including the capital and credit markets.

Trinidad cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A and Trinidad assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

NON-GAAP MEASURES

This MD&A contains references to certain financial measures and associated per share data that do not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other companies. These financial measures are computed on a consistent basis for each reporting period and include gross margin, EBITDA, EBITDA before stock-based compensation, cash flow from operations before change in non-cash working capital, net earnings before impairment of goodwill, net earnings before stock-based compensation and net debt. Please see the Non-GAAP Measures Definitions section of this MD&A for details with respect to definitions of these non-GAAP measures.

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

Management is responsible for the information disclosed in this MD&A and the accompanying annual Consolidated Financial Statements, and has in place appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, Trinidad's Audit Committee, on behalf of the Board of Directors, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and approved this MD&A and the accompanying annual Consolidated Financial Statements.

PROFILE

Trinidad is a growth-oriented corporation whose common shares and convertible debentures trade on the Toronto Stock Exchange ("TSX") under the symbols TDG and TDG.DB, respectively. Trinidad's divisions operate in the drilling, well-servicing, coring and barge-drilling sectors of the North American oil and natural gas industry. With the completion of the 2008/2009 rig construction program, Trinidad will have 120 land drilling rigs ranging in depths from 1,000 – 6,500 metres and operations in Canada, the United States and Mexico. In addition to its land drilling rigs, Trinidad has 23 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

OVERVIEW

Trinidad had another very successful year in 2008, as the Company achieved record financial and operating results against a backdrop of significant commodity price fluctuations and unprecedented market turbulence in the latter part of the year. Trinidad demonstrated strong growth in 2008 and achieved record levels of revenue, gross margin, EBITDA and cash flow from operations. This was driven by increases in the Company's operating days and rig utilization while maintaining relatively stable dayrates as compared to 2007. In addition to the Company's record performance, management continued to make strides on many of its strategic initiatives including; building upon its base of

long-term, take-or-pay contracts, reduction in overall debt levels, expansion of its rig fleet and entry into new geographic markets. During 2008, the Company redeployed seven rigs from Canada into the United States ("US") and Mexican markets and made considerable progress on its 2008/2009 rig build program by delivering three new technologically-innovative rigs into the US on long-term, take-or-pay contracts. Subsequent to the 2008 year-end, Trinidad announced its updated capital expenditure budget for 2009. The revised budget lowers Trinidad's capital expenditure expectations for 2009, reflecting the Company's prudent capital management planning and strong customer relationships. The reduced budget includes changes to Trinidad's previously announced rig construction programs, most notably; a 12-month delay in the delivery of six new drilling rigs and the cancellation of four new service rigs (see the Subsequent Events section of this MD&A for further details on Trinidad's updated 2009 capital expenditure budget). In 2008, management continued its focus on delivering industry-leading drilling solutions through the acquisition of Victory Rig Equipment Corporation ("Victory") and the expansion of its in-house manufacturing capabilities. These capabilities allow Trinidad to build new rigs with better functionality, improved performance, and an integrated top drive solution. These capabilities and the ownership of this proprietary technology is what ultimately leads to customer cost savings and enhanced crew safety. The Company also gained strategic entry into the oil and natural gas market in Mexico through the mobilization of three drilling rigs into the Chicontepec field in central eastern Mexico. This geographic expansion reduces the impact of seasonality and provides increased stability to the Company's cash flows and an entrance into a marketplace with relatively strong demand for new and advanced drilling equipment. These initiatives, in combination with the recently announced early renewal of Trinidad's revolving credit facility (see the Subsequent Events section of this MD&A for further details on Trinidad's early renewal of its revolving credit facility), position the Company well to weather the inevitable cycles of the oil and natural gas industry and to continue its strong track record for value-added growth.

Trinidad's revenue for the year grew by 20.4% or $128.2 million as compared to 2007, which was a direct result of higher operating days, improved rig utilization and maintaining relatively stable dayrates in both Canada and the US and Mexico land drilling segments. Trinidad's total operating days increased by 5,906 days or 26.1% for 2008 as compared to 2007 as a result of increased customer demand and the redeployment of seven existing drilling rigs from Canada to higher utilization markets in the US and Mexico. In Canada, drilling rig utilization rose to 57% as strengthening oil and natural gas prices throughout the first three quarters of 2008 led to higher demand for contract drilling services. Trinidad's Canadian drilling rig utilization rate continued to outperform the industry average, exceeding the industry rate of 42% by 35.7% for the year. In the US, the strength and stability of Trinidad's long-term, take-or-pay contracts was apparent with utilization rates remaining consistent with the prior year at 85%, despite weakening economic conditions and extreme volatility in commodity prices experienced in the latter half of 2008. Higher dayrates associated with Trinidad's newer, deeper-capacity equipment under long-term, take-or-pay contracts were offset by lower dayrates from spot market activity and the extremely competitive markets in which Trinidad operates.

Strong growth in revenue and gross margin helped to drive a 51.3% increase in net earnings before impairment of goodwill to $120.3 million or $1.32 per share (diluted) for 2008 in comparison to $79.5 million or $0.94 per share (diluted) in 2007. Given the recent economic events impacting the market capitalization of Trinidad, the Company, in accordance with its annual goodwill impairment testing procedures, recognized an impairment charge in 2008 of $38.2 million, specifically in relation to the Canadian drilling segment. The net impact on earnings per share was a reduction of $0.42 per share (diluted) for the year ended December 31, 2008. From the annual goodwill impairment testing procedures, Trinidad's US and Mexico drilling segment, along with the Company's Construction segment, did not have any goodwill or intangible valuation impairments, and were therefore not subject to any write-downs. Trinidad's net earnings during 2008 were also negatively impacted by reorganization costs and higher income taxes as a result of the conversion from an income trust into a corporation. Net earnings were also impacted by increased maintenance and refurbishment costs on some of the older US rigs, as well as higher interest and depreciation expenses. Interest expense increased due to the issuance of convertible debentures in connection with the Axxis acquisition in the second half of 2007 and depreciation increased as a result of growth in the number of drilling days in both Canada and the US. Helping to offset these factors was a $33.5 million foreign exchange gain in comparison to a loss of $12.4 million in the prior year due to changes in the Canadian/US exchange rates as well as a gain of $29.0 million in relation to the sale of the Company's newly constructed barge rig during the fourth quarter of 2008.

During 2008, Trinidad made several strategic rig moves from Canada to the US and Mexico. Trinidad redeployed four rigs from Canada to the US, two of which were sent to the Deep Bossier play in Texas, one to the Haynesville Shale in Louisiana and the other to the Bakken

Shale in North Dakota. These redeployments allow the Company to maximize utilization and to increase the Company's foothold into the unconventional shale natural gas plays in the US. All four rigs are under long-term, take-or-pay contracts with guaranteed 100% utilization, adding further stability to the Company's cash flows. Following the completion of the 2008/2009 rig construction program, Trinidad expects to have approximately 45% of the Company's rig fleet working in the unconventional shale plays in North America. As at February 20, 2009 approximately 45% of the Company's total fleet was under long-term contracts. Additionally, in the fourth quarter of 2008 Trinidad redeployed three rigs from Canada to Mexico. These rigs are operating in the Chicontepec basin in Mexico, which is one of the country's largest certified hydrocarbon resource plays, where drilling activity has been steadily increasing since the early 1970's. One of these rigs began operations in November 2008, the second started drilling in December 2008, with the third starting operations in January 2009. These rigs are contracted in US dollars with 100% utilization for an initial term of six months; with a further six month extension at the customer's option. Mobilization and de-mobilization costs are paid for by the operator, however it is anticipated that these rigs will remain in Mexico for the foreseeable future. This expansion into Mexico continues to demonstrate Trinidad's ability to add value by redeploying rigs from a seasonal and increasingly under-utilized capacity base to markets where higher utilization rates are expected as demand for high-quality, deep-capacity drilling rigs is expected to continue to be stable.

Trinidad's continued focus is on creating growth and long-term sustainability, in order to drive strong returns for its shareholders. Trinidad has developed a strong platform as the third-largest Canadian drilling company, one of the fastest growing in the US marketplace and has now successfully expanded its reach internationally to Mexico and to the offshore barge market. Trinidad's state-of-the-art rig fleet includes onshore, barge, service and coring rigs which provide tangible competitive advantages in the markets in which the Company conducts its business. Further advantages stem from the Company's technically-advanced rig design and patented top drive packages, reflective of its position as a technology leader with a dedicated commitment to the needs of Trinidad's valued customers. Trinidad continues to prove its ability to meet the needs of the ever-changing and demanding North American drilling environment, by providing assets that can drill today's tighter, more technically challenging reserves. Trinidad has been built with a strategic vision and a commitment to executing the Company's business plan over the long-term. The basis of our strategy has been and will continue to be focused around maintaining one of the newest, deepest and most technically-advanced fleet of drilling rigs in the industry; expanding our operations geographically to provide additional profitability and diversification to counter market weakness; and maintaining our customer-focused approach which provides strong utilization levels and reduced volatility in our revenue through long-term, take-or-pay contracts. This has created a strong platform for continued profitability and expansion into new markets, while at the same time providing the Company with stability during these challenging and volatile economic times.

RESULTS OF OPERATIONS

Canadian Drilling Operations

For the years ended December 31, *($ thousands except percentages and operating data)*	2008	2007	% Change
Revenue	**348,067**	297,007	17.2
Operating expense	**205,059**	182,055	12.6
Gross margin	**143,008**	114,952	24.4
Gross margin percentage	**41.1%**	38.7%	
Operating days – drilling	**12,196**	9,835	24.0
Rate per drilling day (CDN$)	**23,827**	24,042	(0.9)
Utilization rate – drilling	**57%**	43%	32.6
CAODC industry average	**42%**	38%	10.5
Number of drilling rigs	**57**	64	(10.9)
Utilization rate for service rigs	**46%**	49%	(6.1)
Number of service rigs	**23**	20	15.0
Number of coring and surface casing rigs	**20**	20	-

Entering 2008, the outlook for Trinidad's Canadian drilling segment was uncertain as the Canadian oilfield services market was facing an over-supply of equipment, the impact of the Alberta government's announced new royalty rate structure, as well as weak natural gas prices and the effect a strong Canadian dollar may have on the cash flows of Trinidad's customers. While these factors contributed to a weak first quarter for the Company, gradual market improvements over the second and third quarters of 2008 and a shift in focus by customers on deeper, unconventional resource plays primarily contributed to stronger than anticipated results for Trinidad's Canadian drilling segment. As a result, 2008 revenue, gross margin, operating days and drilling rig utilization rates all exceeded their respective levels in 2007.

Trinidad's Canadian operations experienced higher customer demand in 2008 as compared to 2007 due to the improvement in underlying cash flow fundamentals for deeper plays in the oil and natural gas industry in Canada. Trinidad's rigs are better suited for the deeper, more technically-challenging resource plays and this shift in focus by exploration and production companies has further differentiated Trinidad from its peer group and the industry as a whole. Historically, Trinidad has exceeded industry average rig utilization as a result of its deeper drilling focus. Trinidad's young fleet, consisting of high-quality, technically-advanced equipment, lowers drilling costs for the Company's customers by providing better overall drilling performance. Trinidad continued this trend in 2008 by outperforming the industry in terms of utilization by 35.7%, achieving rig utilization in Canada of 57% as compared to the industry average of 42%.

Revenue increased in the Canadian operations by $51.1 million or 17.2% from $297.0 million in 2007 to $348.1 million in 2008 as a result of higher operating days and rig utilization. This was achieved with a lower number of rigs available and at dayrates which were relatively static year-over-year. Growth in revenue was also attributable to the longer-term duration of Trinidad's deeper drilling projects, which are not as subject to the short-term fluctuations in commodity prices as shallow drilling projects tend to be. Producers operating in deeper plays typically have longer timelines in terms of both capital outlays and cash flows, which in turn renders deeper drilling fleets more defensive in terms of utilization when commodity prices decline. The impact to Trinidad, from the deeper plays, is that the Company incurs less move days and less downtime; therefore generating higher utilization.

Overall dayrates remained relatively static in 2008 as compared to 2007, declining marginally by 0.9% year-over-year. Trinidad's ability to maintain relatively stable dayrates in a highly competitive environment reflects the strength of the Company's long-term, take-or-pay contracts and the high quality of its equipment. Trinidad reduced its Canadian drilling rig fleet by seven rigs or 10.9% over the course of 2008 as a result of redeployments to the Company's US and Mexico operations.

In 2008, the industry realized increases in the average annual active drilling rig count in the Western Canadian Sedimentary Basin ("WCSB"). According to the Canadian Association of Oilwell Drilling Contractors ("CAODC"), the average annual active rig count was 7.4% higher

than the levels witnessed in 2007. During the early stages of 2008, the active rig count in the industry was below the already suppressed levels encountered in 2007, but throughout the second, third and fourth quarters of 2008 this trend reversed as the active rig count surpassed 2007 levels in all three quarters. Another factor that produced positive results for Trinidad in 2008 was increased well completion activity in the WCSB, which resulted in stronger year-over-year activity. As per the CAODC, there were 20,729 wells drilled on a completion basis during the year, representing an improvement of 8.2% from the levels reported in 2007. Directional and horizontal drilling continued to be the theme in the WCSB in 2008 with the number of non-vertical wells drilled increasing by over 6% as compared to 2007, while the easier vertical wells drilled were down by close to 18% year-over-year. Directional and horizontal wells increased to 44% of the total wells drilled in 2008 compared to 38% in 2007, indicating the shift towards these more technically-challenging wells and demonstrating the increasing amounts of capital being deployed by producers towards the unconventional resource plays in the WCSB. This trend bodes well for Trinidad, as the Company's Canadian rig fleet offers customers these complex and deep-drilling capabilities and is one of the key factors contributing to the achievement of higher utilization rates as compared to the industry and Trinidad's strong year-over-year performance.

Operating costs as a percentage of revenue decreased from 61.3% in 2007 to 58.9% in 2008, thus increasing Trinidad's Canadian drilling segment's gross margin percentage year-over-year. Operating costs for 2008 were $205.1 million, which represents an increase of $23.0 million or 12.6% as compared to 2007. This increase was driven by stronger revenues during the year, thus increasing overall operating expenses. Gross margin for the Canadian Drilling segment increased 24.4% to $143.0 million or 41.1% margin as compared to $115.0 million or 38.7% margin in 2007 as a result of higher utilization and operating days. As well, the Company's Canadian division was extremely focused during 2008 on overall cost management given the softer market outlook for 2009.

Overall, the well servicing division had a strong year, especially given the lower activity levels witnessed in the marketplace. Utilization rates for Trinidad's well servicing division declined slightly from 49% in 2007 to 46% in 2008. Lower activity levels and a surplus of equipment in the marketplace reduced dayrates for 2008 resulting in slight declines in revenue and gross margin as compared to 2007. Trinidad remains relatively optimistic on prospects for its well servicing division in light of the increased completion, work-over and abandonment activity expected over the next several years, coupled with expected minor equipment expansion industry wide.

Trinidad continued to generate positive cash flows from the Canadian drilling segment in 2008 and the Company's focus on newer rigs with deeper-drilling capacity and long-term contracts again proved its overall value to shareholders. While the Company is cautious regarding the near-term impact of the global financial crisis and ensuing economic uncertainty, Trinidad believes that long-term fundamentals require continued exploration and production in the WCSB to meet North American and world-wide demand for oil and natural gas. Trinidad's assets and operations are built to help our customers economically drill for oil and natural gas, including drilling in the large, relatively undeveloped, unconventional resource areas of the WCSB. With the anticipated return of stronger commodity prices helping to drive overall exploration and production activity, these unconventional resource areas of the WCSB should continue to grow from a rig activity and well completion standpoint. Trinidad is well positioned to capitalize on this opportunity, given the Company's technically-advanced asset base, its proprietary drilling technology and overall drilling performance which lower drilling costs for Trinidad's customers.

United States and Mexico Drilling Operations

For the years ended December 31, *(\$ thousands except percentages and operating data)*	**2008**	2007	% Change
Revenue	**366,803**	298,777	22.8
Operating expense	**207,523**	155,401	33.5
Gross margin	**159,280**	143,376	11.1
Gross margin percentage	**43.4%**	48.0%	
Land Drilling Rigs			
Operating days – drilling	**15,076**	12,112	24.5
Rate per drilling day (CDN$) (1)	**23,098**	23,603	(2.1)
Utilization rate – drilling	**85%**	85%	-
Number of drilling rigs	**56**	46	21.7
Barge Drilling Rigs (2)			
Operating days – drilling	**1,285**	704	82.5
Rate per drilling day (CDN$)	**44,387**	49,720	(10.7)
Utilization rate – drilling (3)	**93%**	98%	(5.1)
Number of barge drilling rigs	**1**	1	-
Number of barge drilling rigs under Bareboat Charter Agreements	**3**	3	-

(1) In US dollars, dayrates remained relatively static, increasing marginally from \$21,867 in 2007 to \$22,006 in 2008.
(2) Trinidad commenced its operations in the barge drilling market with its acquisition of Axxis, effective July 5, 2007.
(3) During the first quarter of 2008, Trinidad completed significant work to one of its barge rigs and as a result it was removed from service and not included in the utilization calculation.

Commensurate with the expansion of operations into Mexico, Trinidad has included the results of operations for Mexico with the operating results of its US operations. Accordingly, this segment is named United States and Mexico Drilling Operations.

Trinidad's continued success in 2008 in the US and Mexico drilling segment rests on the Company's carefully developed business approach. This overall business approach has provided Trinidad's US and Mexico segment with another record year in 2008 and will continue to be the Company's focus moving forward. The key elements of Trinidad's business strategy in the US and Mexico markets include:

- Offering modern, state-of-the-art drilling rigs, designed and manufactured in-house, that can help exploration and production companies achieve a high rate of drilling success in pursuing today's deeper, more technically demanding oil and natural gas wells;
- A focus on helping Trinidad's customer base drill productive wells in a cost effective manner;
- A focus on building customer relationships based on long-term, take-or-pay contracts, thereby anchoring Trinidad's rig build programs and securing returns; and
- A commitment to continuously looking for new technologies or new drilling methods which allow oil and natural gas producers to extract more oil or natural gas per dollar of capital spent.

Revenue for the US and Mexico drilling operations segment increased by \$68.0 million or 22.8% for the year, up from \$298.8 million in 2007 to \$366.8 million for 2008. Growth in revenue resulted from the expansion of the US and Mexico fleet, which increased by 21.7% or ten rigs year-over-year, inclusive of an additional three rigs that were transferred from Trinidad's Canadian drilling fleet to Mexico during the fourth quarter of 2008. The additional ten rigs contributed to an increase in the number of operating days at relatively consistent US dollar dayrates in comparison to the prior year. Furthermore, the deployment of these additional rigs, which were committed under long-term, take-or-pay contracts operating year-over-year, added growth to the overall operations. Average dayrates in Canadian dollars declined 2.1% year-over-year due entirely to foreign exchange as a result of the declining strength of the US dollar during the first half of 2008. In US dollars, average dayrates remained relatively static increasing marginally by 0.6% from US \$21,867 for 2007 to US \$22,006 for the same period in 2008.

Average utilization for 2008 in the US and Mexico land drilling segment was 85%, which was directly in line with levels achieved in 2007. Trinidad experienced a decline in utilization on the Company's non-contracted rigs given the change in market fundamentals over the latter part of 2008. However, Trinidad's increased focus on long-term, take-or-pay contracts helped to offset this softness and supported stable

utilization levels year-over-year. Moving forward in 2009, Trinidad expects utilization on the US non-contracted rigs to continue to decline given the current market conditions that have impacted the overall US economy and drilling market. Helping to offset this over the course of 2009 will be the rig fleet booked under long-term, take-or-pay contracts, which as of February 20, 2009 was approximately 60% of the total US and Mexico fleet. Another factor that helped with utilization in 2008 was the growing level of directional and horizontal wells being drilled in the US. This trend positively impacted utilization levels in 2008 and will also be a key aspect of the US and Mexico segment's success moving forward. According to Baker Hughes (a US based oilfield services company that provides US drilling industry data), on average the number of rigs drilling directional and horizontal wells in the US market increased by over 20% as compared to 2007, while the average rigs drilling the easier vertical wells were down by close to 5% year-over-year. The total average rigs drilling directional and horizontal wells increased to 49% of the total wells drilled in 2008 compared to 43% in 2007, indicating the shift towards these more technically-challenging wells and demonstrating the increasing amounts of capital being deployed by producers towards the unconventional resource plays in the US market. As in Canada, Trinidad is strongly positioned to capitalize on this trend, as the Company's US and Mexico rig fleet is better suited for the deeper, more technically-challenging wells.

Operating expenses for the year increased by 33.5% from $155.4 million in 2007 to $207.5 million in 2008, reducing overall gross margins from 48.0% to 43.4%. The increase in operating expenses was partially attributable to higher revenue for the year, however overall increases in operating costs exceeded the growth in revenue, reducing gross margin as a percentage of revenue on a year-over-year basis. The decline in gross margin as a percentage of revenue was driven by refurbishment work completed on a number of Trinidad's older US rigs, in order to make these rigs more attractive to prospective customers. While these rigs were being refurbished they had to be temporarily taken out of service during various parts of the year. Costs for these refurbishments were charged to operating expenses with no associated revenue during the downtime, ultimately reducing Trinidad's US gross margin as a percentage of revenue. Total costs incurred on these refurbishments were approximately $4.4 million, negatively impacting gross margins by 1.2% for the year, without taking into consideration the lost revenue during the downtime. Without the impact of these refurbishments and excluding the loss on the Bareboat Charter, the gross margin and gross margin percentage for 2008 would have been $168.3 million and 45.3%, respectively, as compared to $142.0 million and 47.7%, respectively, for 2007. The expectation moving forward is that the Company will see a future benefit from these refurbishments by way of improved marketability and operating efficiency. In addition, expenses related to start-up costs, employing additional field supervisors to manage the growing US fleet and improved safety requirements led to increases in overall operating expenses. Another factor negatively impacting gross margin was Trinidad reclassifying costs associated with property taxes on the US rigs into operating expenses from general and administrative expenses to better align the Company with current industry standards and allow for increased consistency amongst Trinidad's peer group. For comparative purposes property taxes were also reclassified for 2007; however the impact of increased property taxes on the growing US rig fleet in comparison with the prior year drove margins down. Property taxes on US-based rigs are assessed annually on January 1, therefore any rigs deployed later in the year would not have been subject to these taxes in 2007. As Trinidad increased its US fleet by 15 rigs during 2007 it resulted in higher property taxes in 2008 in comparison to the prior year.

During the second half of 2008, the demand for Trinidad's barge drilling rigs showed signs of softening with operating days, rates per drilling day (US$) and utilization all decreasing as compared to the same time frame of 2007. These declines were a direct result of the weakening US marketplace which in turn suppressed commodity prices, reducing overall demand for barge drilling activity. During the last few months of 2008, approximately one quarter of the total available barge rigs in the market were working in the Gulf of Mexico, demonstrating the significant impact the US economy and the dramatic decline in commodity prices have had on the barge drilling market. Given Trinidad's strong track record and quality customer relationships, the Company was able to keep its utilization over 97% on three of the four barge rigs during the fourth quarter of 2008. For January 2009, Trinidad had one barge rig that was not drilling, while the remaining three barge rigs were operating at an average utilization of 99%, with two of these rigs contracted to work until the latter part of the third quarter in 2009. Moving forward, Trinidad expects the barge rig segment to continue to be an important component of the Company's business. This segment has added both asset and geographical diversification to Trinidad and presents a strong opportunity to expand into other jurisdictions following the return of more robust market conditions. For 2008, Trinidad recorded a Bareboat Charter loss of $4.7 million, which was recorded as a decrease to the Company's revenue. This was due to the decline in dayrates as compared to the original provisions in the

Bareboat Charters, and therefore Trinidad was exposed to the residual loss for 2008 (see the Commitments section of this MD&A for further details).

Over the course of 2008, Trinidad moved four rigs from Canada into the US, all under long-term, take-or-pay contracts for periods of three and five years with guaranteed utilization rates of 100% during their respective contract terms. The first two rigs were moved during the first quarter of the year at the request of one of Trinidad's customers and were sent to work in the Deep Bossier play in Texas. The other two rigs were transferred during the third quarter of 2008 and are operating in the Haynesville Shale, Louisiana and the Bakken Shale, North Dakota. An additional three rigs were added to the US fleet in the fourth quarter of 2008 from Trinidad's 2008/2009 rig build program. Two of these rigs were put into operation in December 2008, while the third commenced drilling in January 2009. All three of the rigs will be operating in the Haynesville Shale, Louisiana. Trinidad has a growing presence in the emerging Haynesville Shale play and following the completion of the 2008/2009 rig build program, the Company expects to have at least 22 rigs operating in the area. The redeployment of an existing rig to the US side of the Bakken play represented an expansion into a new area for Trinidad. The Company has been successful in the Canadian portion of the Bakken Shale play given the advanced technology and drilling techniques associated with its drilling fleet, well positioning the Company to drill in this market. This advanced technology has helped our customers with overall drilling efficiency and made their associated drilling programs more economically viable making both the Canadian and US sides of the Bakken Shale play an area of potential growth moving forward.

During the fourth quarter of 2008, Trinidad moved three rigs from Canada into the southern edge of the Chicontepec field in central eastern Mexico. These three rigs represented Trinidad's initial entry into an international market like Mexico, with one of the rigs operating in November 2008, the second was drilling in December 2008, and the third rig was operational in January 2009. The rigs are contracted to work at a utilization rate of 100% for an initial term of six months, with a further six month extension at the customer's option. The operator agreed to pay the costs associated with relocating the rigs into Mexico and returning the rigs to Canada at the end of the contracted period, if required. It is anticipated that these rigs will remain in Mexico for the foreseeable future. This move into Mexico follows Trinidad's overall strategy of initially moving a small number of rigs into new areas of opportunity, developing a strong reputation locally through high performance and a customer-focused approach, and then expanding its operations. Trinidad's expansion into Mexico is in response to the strong demand for quality drilling equipment and growth in drilling programs planned for the area, and also allows Trinidad to strategically redeploy rigs from areas which are subject to the impacts of seasonality or where assets are under-utilized.

The focus in the US has been on several shale gas plays, including the Barnett, Bakken, Fayetteville, and Haynesville areas. Most of the US shale plays require new technology and fit-for-purpose rigs that enable deep horizontal drilling. Horizontal wells, while more expensive, result in higher well productivity, by utilizing powerful multi-stage fracturing spreads. Trinidad has the capability to drill horizontally and directionally at these deeper requirements and has a strong presence in these key US emerging plays. This, along with the Company's long-term, take-or-pay contracts, are expected to provide stable returns from the US and Mexico drilling segment. Trinidad continues to focus on expanding the Company's US and Mexico market share, with the underlying fundamental premise that our customers continue to recognize the benefits of Trinidad's new and technically advanced drilling equipment. The wells being drilled in North America, as well as globally, require more technically-advanced rigs to lower the overall drilling costs for exploration and production companies. Trinidad's ability and reputation for improving the financial returns for its customers is what will continue to provide opportunities to grow the Company's US and Mexico drilling segment.

Construction Operations

For the years ended December 31, *($ thousands except percentage data)*	2008	2007	% Change
Revenue (1)	**157,004**	89,927	74.6
Operating expense (1)	**149,797**	83,353	79.7
Gross margin	**7,207**	6,574	9.6
Gross margin percentage	**4.6%**	7.3%	

(1) Includes inter-segment revenue and operating expenses of $114.0 million and $56.0 million for the years ended December 31, 2008 and 2007, respectively.

Revenue from construction operations increased by 74.6% from $89.9 million in 2007 to $157.0 million in 2008, while operating expenses increased 79.7% from $83.4 million to $149.8 million over the same time period. Growth in the manufacturing division was due to the completion of $114.0 million of inter-segment construction work performed during the year as part of the 2008/2009 rig construction program, in comparison with $56.0 million in 2007, as well as outside third party work. The increase of $58.0 million in inter-segment revenue year-over-year was a result of the 2008/2009 drilling rig construction program, of which Trinidad's Construction segment is manufacturing seven of the ten rigs currently planned. Trinidad's Construction segment completed the construction of one of these rigs in 2008 with the remaining six rigs expected to be deployed throughout 2009. Modification work completed on Trinidad's rigs that were relocated from Canada to the US and Mexico also accounted for the increase in inter-segment revenue and operating expenses. The gross margin percentage decreased from 7.3% last year to 4.6% for 2008 due to the majority of revenue being generated from inter-segment work, while third party revenues and associated gross margins remained relatively static year-over-year.

Effective August 18, 2008 Trinidad acquired all of the outstanding shares of Victory Rig Equipment Corporation, a privately held oilfield equipment and fabrication company, based in Red Deer, Alberta for consideration of $12.7 million. Victory provides a selection of patented and highly-effective drilling equipment including the newly developed patented Victory 200-535 ton top drive, AC drawworks and pump drive systems. These products, when combined with the existing manufacturing divisions, will offer an extensive range of drilling solutions including innovative and technically-advanced rigs capable of meeting the growing challenges in the oil and natural gas industry. On January 1, 2009 Trinidad combined all of its oilfield equipment manufacturing and construction businesses into one segment retaining the name Victory Rig Equipment Corporation, which combined Victory's and Trinidad's existing construction operations. The integration of the businesses into one division will provide a unique and seamless ability to deliver the complete cycle of drilling solutions from equipment sales, rig design and engineering, manufacturing, and after-market support services.

GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended December 31, *($ thousands except percentage data)*	2008	2007	% Change
General and administrative expenses	**50,272**	43,844	14.7
% of revenue	**6.6%**	7.0%	

General and administrative expenses increased 14.7% to $50.3 million in 2008 from $43.8 million in 2007, however as a percentage of revenue decreased year-over-year from 7.0% to 6.6%. The continued expansion of Trinidad's business within the US has led to higher overhead expenses, which is the main driver for the increase in 2008 as compared to the prior year. Despite the overall increase, Trinidad has continued to maintain general and administrative expenses as a percentage of revenue at a relatively consistent level with the prior year demonstrating its commitment to prudent administration spending year-over-year.

Effective January 1, 2008, Trinidad reclassified several costs associated with field management, equipment insurance and property taxes on the US rigs into operating expenses from general and administrative expenses to better align the Company with current industry standards and allow for increased consistency amongst Trinidad's peer group. Comparative figures for 2007 have also been reclassified and do not impact previously reported net earnings or retained earnings.

INTEREST

For the years ended December 31, *($ thousands)*	**2008**	2007	% Change
Interest on long-term debt	**22,018**	31,057	(29.1)
Effective interest on deferred financing costs	**1,691**	1,592	6.2
	23,709	32,649	(27.4)
Interest on convertible debentures	**27,457**	13,467	103.9
Effective interest on deferred financing costs	**2,641**	1,312	101.3
Accretion of convertible debenture	**4,836**	2,167	123.2
	34,934	16,946	106.1

For most of 2007, Trinidad had a large portion of its debt facility drawn in order to fund its rig construction programs, which required intensive capital expenditures. The convertible debenture offering effective July 2007, proceeds from the equity financing completed June 2008 and cash flow from operations were used in the later part of 2007 and throughout 2008 to reduce the overall indebtedness of the Company. These cash sources reduced long-term debt levels by 16.2% from $404.2 million at December 31, 2007 to $338.6 million on December 31, 2008, which in addition to reductions in the BA and LIBOR rates in 2008 as compared to 2007, has further reduced the interest on both the term and revolving facilities.

Effective July 5, 2007, Trinidad completed the issuance of $354.3 million in convertible unsecured subordinated debentures in order to complete the acquisition of Axxis. Interest on the convertible debentures is paid semi-annually at a coupon rate of 7.75% and for the 12 months ended December 31, 2008, Trinidad recorded associated interest expense of $27.5 million. The increase in interest on convertible debentures of $14.0 million or 103.9% as compared to the same period of 2007 was attributable to the debentures being outstanding for approximately six months of 2007 as compared to the full year in 2008. The fixed interest rate on the convertible debentures has reduced Trinidad's exposure to interest rate fluctuations and further enhances cash flow stability. Additionally, Trinidad has the option to redeem the debentures in whole or in part at a redemption price of $1,000 after December 31, 2010 and before their maturity date on July 31, 2012, and on redemption or maturity, Trinidad may elect to satisfy its obligation to repay the principal by issuing shares.

Total interest expense increased by 18.2% year-over-year as a result of the convertible debentures being outstanding for the entire 2008 period versus only a portion of the 2007 period. The funds raised from the convertible debentures issuance as well as the cash drawn on the term facilities have both continued to enhance cash flow stability, given the investment in long-term capital assets that have been used to generate operating cash flow.

STOCK-BASED COMPENSATION

For the years ended December 31, *($ thousands)*	**2008**	2007	% Change
Stock-based compensation	**2,465**	2,450	0.6

On March 10, 2008, Trinidad converted from a growth-oriented income trust to a growth-oriented, dividend-paying corporation. As a result of this arrangement, Trinidad's former Unit Rights Incentive Plan was rolled into the Incentive Option Plan (the "Plan"), which is used to assist officers, employees and consultants of Trinidad and its affiliates to participate in the growth and development of the Company. Trinidad uses the fair value method to calculate compensation expense associated with options granted under the Plan. Compensation expense is then recognized in earnings over the vesting period of the options granted with a corresponding increase in contributed surplus. As a result of applying the fair value method, stock-based compensation for 2008 was $1.7 million which was driven by the issuance of 823,810 options during the third quarter of 2008.

During 2008, Trinidad established a Performance Share Unit Plan ("PSU") to provide an opportunity for officers and employees of Trinidad and its affiliates to promote further alignment of interests between employees and shareholders and to participate in the growth and development of the Company. Each PSU granted permits the holder to receive a cash payment equal to the fair value of the volume

weighted-average Trinidad share price for the five days preceding payment. PSUs granted vest 50% on December 31, 2008 and the remainder vest December 31, 2009. When dividends are paid the value is credited as additional PSUs on the dividend payment date. As at December 31, 2008, there were 237,000 PSUs outstanding, with a mark-to-market liability of $0.6 million.

During 2008, the Company established a Deferred Share Unit Plan ("DSU") to provide a compensation system for members of the Board of Directors that is reflective of the responsibility, commitment and risk accompanying Board membership. Each DSU granted permits the holder to receive a cash payment equal to the fair value of the volume weighted-average share price for the five days preceding payment. DSUs granted are exercisable upon resignation or termination from the Board of Directors. Dividends are credited as additional DSUs when paid. As at December 31, 2008, there were 40,732 DSUs outstanding, with a mark-to-market liability of $0.2 million.

FOREIGN EXCHANGE (GAIN) LOSS

For the years ended December 31, ***($ thousands)***	**2008**	2007	% Change
Foreign exchange (gain) loss	**(33,478)**	12,354	(371.0)

Trinidad's US and Mexico operations have continued to grow throughout 2008 and have contributed significantly to the overall operations of the Company. As a result, upon consolidation Trinidad's US and Mexico operations are considered to be self-sustaining and therefore, gains and losses due to fluctuations in the foreign currency exchange rates are recorded in Other Comprehensive Income ("OCI") on the balance sheet as a component of equity. However, gains and losses in the Canadian entity on US denominated intercompany balances continue to be recognized in the statement of operations. For 2008, Trinidad recognized a gain of $33.5 million in comparison with a loss of $12.4 million in 2007. The weakening of the Canadian dollar in 2008, particularly in the fourth quarter of 2008, in comparison with its strengthening over the same period in 2007, has resulted in Trinidad's Canadian division recognizing significant foreign exchange gains on intercompany balances with Trinidad's US operations. Further, significant growth in these intercompany balances as a result of the rig transfers that were completed from Canada to the US and Mexico and rig construction programs that were funded through the Canadian revolving credit facility has caused foreign exchange fluctuations to become more pronounced. The $33.5 million gain corresponds to an equal and offsetting unrealized loss in the US and Mexico subsidiary included in OCI.

DEPRECIATION AND AMORTIZATION

For the years ended December 31, ***($ thousands)***	**2008**	2007	% Change
Depreciation	**94,130**	72,260	30.3
Amortization of intangible assets	**212**	-	-
	94,342	72,260	30.6
(Gain) loss on sale of assets	**(29,312)**	355	(8,356.9)

Depreciation increased 30.3% from $72.3 million in 2007 to $94.1 million in 2008. Changes in the composition of Trinidad's capital asset base through rig construction programs have resulted in the addition of drilling rigs with increased drilling depth; therefore incrementally adding to the capital cost of Trinidad's capital asset base. Depreciation rates per day in Canada increased to $3,003 for 2008 as compared to $2,953 for 2007, a $49 per day or 1.7% increase year-over-year. Higher depreciation rates in 2008, along with utilization rate increases of 32.6% year-over-year, has increased the Canadian division's depreciation despite the reduction of its rig count by seven as compared to last year. Depreciation in the US and Mexico markets also increased year-over-year as the rates per drilling day increased by 8.6% or US $278 from US $3,223 for 2007 to US $3,501 in 2008 as a result of higher cost of capital on the rigs released under the rig construction programs and the Axxis acquisition. As well, Trinidad's US and Mexico land drilling division has increased its rig count by ten over last year, which has driven a 24.5% increase in operating days for the year, thus increasing overall depreciation for the US operations. The Company expects the composition of its US division's assets to continue to grow over the course of 2009, during which time seven new rigs are expected to be introduced, which will contribute to incremental depreciation expense and drilling days moving forward.

With the acquisition of Victory, Trinidad acquired intangible assets of $4.3 million, which were comprised of patent technology, customer relationships, the Victory trade name and non-compete agreements. These intangible assets were measured at fair value at the date of acquisition. Following initial recognition, these intangible assets are measured at fair value at the date of acquisition less any amortization and any impairment losses. For 2008, the amortization of intangibles was $0.2 million.

In 2008, Trinidad sold its newly constructed barge drilling rig for US $53.5 million. The Company recorded a gain of $29.0 million on this sale, which Trinidad plans to allocate to capital commitments under the 2008/2009 rig construction program. As well, an additional gain was recorded due to the disposition of two properties owned by Trinidad in 2008 which were not fully utilized, thereby allowing the associated operations to be consolidated into other existing facilities.

REORGANIZATION COSTS

For the years ended December 31, ***($ thousands)***	**2008**	2007	% Change
Reorganization costs	**2,766**	-	-

On January 10, 2008, the Trust announced its intent to convert from a growth-oriented income trust to a growth-oriented, dividend-paying corporation, subject to unitholder and regulatory approval. On March 10, 2008, unitholders and holders of the exchangeable shares voted, and overwhelmingly approved, the conversion of the Trust into a public oil and natural gas services corporation retaining the name "Trinidad Drilling Ltd.". As a result of this reorganization Trinidad incurred one-time costs of $2.8 million relating to this conversion which included charges for shareholder communication, legal counsel, development and execution of fairness opinions and charges in relation to revising and updating necessary legal documents for Trinidad's new corporate structure. Trinidad has incurred the majority of the charges in relation to this conversion as of December 31, 2008.

IMPAIRMENT OF GOODWILL

For the years ended December 31, ***($ thousands)***	**2008**	2007	% Change
Impairment of goodwill	**38,154**	-	-

Goodwill represents the excess of the purchase price over the fair value of the assets and liabilities purchased. Goodwill is not subject to amortization, but is tested for impairment at least annually by applying appropriate fair value based tests. On December 31, 2008, in conjunction with Trinidad's annual goodwill impairment testing, management reviewed the estimated fair value of goodwill for each of the Company's operating segments. Management estimated the fair value using a number of industry accepted valuation methodologies including capitalized cash flows, available industry valuation multiples, recent trading activity and capital market pricing of Trinidad's shares and other valuation considerations. The result of this analysis indicated that the carrying value of the Canadian drilling operations segment exceeded its fair value. In accordance with GAAP, the fair value of this segment was compared to the fair value of its net assets, including recognized and unrecognized intangibles. Management concluded that no remaining amount should be attributed to goodwill for the Canadian drilling operations segment. Accordingly, a goodwill impairment charge of $38.2 million was recognized at December 31, 2008. The net impact on earnings per share was a reduction of $0.42 per share (diluted) for the year ended December 31, 2008. After this goodwill impairment charge the Company no longer has any goodwill recorded for the Canadian drilling operations segment. Impairment tests completed on Trinidad's US and Mexico Drilling segment along with the Company's Construction segment indicated that the fair value exceeded the carrying value of goodwill for these respective segments, and thus no impairment charges were required.

INCOME TAXES

For the years ended December 31, ($ thousands)	2008	2007	% Change
Current tax expense	**1,504**	1,917	(21.5)
Future tax expense	**41,965**	2,603	1,512.2

The current tax expense for the year ended December 31, 2008 has decreased by 21.5% to $1.5 million over the prior year as a result of the realization of a $1.3 million refund on the Texas Margins Tax, which was a $1.3 million expense in 2007, given clearer interpretations of the rules surrounding this calculation. Offsetting this $2.6 million decrease year-over-year, are the increased revenues generated by a smaller manufacturing division, whose taxable earnings surpassed the allowable deductions creating a tax liability of $1.5 million versus $0.5 million in the prior year. In addition, US withholding taxes of $1.4 million were paid on interest payments submitted from the US operations to Canada creating a current tax that will be used to offset the taxability of the Canadian operations through triggering a foreign tax credit. However, due to the tax loss position of the Canadian operations at the end of the year the foreign tax credit deduction created a further loss therefore triggering a future tax recovery.

Future income tax expenses increased significantly year-over-year by $39.4 million, or 1,512.2% to $42.0 million. The increase in future income taxes is primarily the result of the conversion from an income trust structure to a corporation, which eliminated the deduction that the Company previously had for distributions made to unitholders. These increases were slightly offset as a result of the decreasing future tax rates due to changes in the Federal Budget during 2007.

Differences between tax depreciation and GAAP depreciation created larger timing differences in Trinidad's capital asset base resulting in a greater future tax liability on these assets at December 31, 2008.

NET EARNINGS AND CASH FLOW

For the years ended December 31, ($ thousands except per share data)	2008	2007	% Change
Net earnings	**82,174**	79,524	3.3
Per share (diluted)	**0.90**	0.94	(4.3)
Net earnings before impairment of goodwill	**120,328**	79,524	51.3
Per share (diluted)	**1.32**	0.94	40.4
Cash flow from operations	**193,043**	172,013	12.2
Per share (diluted)	**2.12**	2.02	5.0
Cash flow from operations before change in non-cash working capital	**207,121**	174,770	18.5
Per share (diluted)	**2.28**	2.06	10.7

For 2008, Trinidad's consolidated net earnings were $82.2 million ($0.90 per share (diluted)), an increase of $2.7 million or 3.3% from $79.5 million ($0.94 per share (diluted)) in 2007. The key factor impacting net earnings in 2008 was an impairment of goodwill charge of $38.2 million (see the Impairment of Goodwill section of this MD&A for further details). Net earnings per share (diluted) decreased by 4.3% due to an increase in the weighted average number of shares outstanding in 2008, which was the result of Trinidad issuing approximately 12.1 million shares in the second quarter of 2008 as part of a $165.0 million bought deal equity financing. Net earnings before impairment of goodwill increased by 51.3% to $120.3 million for 2008 as compared to $79.5 million in 2007. Net earnings before impairment of goodwill increased year-over-year as a result of higher revenues due to increased Canadian utilization and additional rigs operating in the US and Mexico segment. Both of these factors drove increases in operating days, which were accompanied by stable dayrates and helped to drive incremental gross margin and higher net earnings. As well, there was a foreign exchange gain of $33.5 million due to the strengthening of the US dollar over the course of 2008, whereas Trinidad recorded a loss of $12.4 million in 2007. Offsetting these gains was a decrease in gross margin as a percentage of revenue in the US and Mexico segment given refurbishments and start-up costs for additional rigs being added to the fleet during 2008, as well as an increase in depreciation given the increased number of operating days in the period. In addition, incremental interest expense on the convertible debentures, higher general and administrative costs associated with the expansion of the US

and Mexico segment and the incurrence of costs associated with the reorganization of Trinidad into a new corporate structure also negatively impacted net earnings year-over-year. Lastly, income tax expense increased by $38.9 million in 2008 as compared to 2007 as a result of the elimination of the income trust tax structure, which has resulted in a higher effective tax rate and therefore increased tax expense.

Cash flow from operations for 2008 increased by 12.2% from $172.0 million ($2.02 per share (diluted)) in 2007 to $193.0 million ($2.12 per share (diluted)) in 2008. The increase is mainly the result of Trinidad generating cash flow growth from both the Canadian and the US and Mexico operating segments, given the increases in operating days while maintaining dayrates and strong utilization. This was partly offset by movements in non-cash working capital due to increases in both the Company's accounts receivable and prepaids balances as well as increases in the accounts payable balance year-over-year. The increase in accounts receivable and accounts payable are due to overall increased activity for Trinidad during the year, while the increases in prepaids are due to deposits made on equipment for the Company's 2008/2009 rig build construction program.

Cash flow from operations before changes in non-cash working capital for 2008 increased by 18.5% from $174.8 million ($2.06 per share (diluted)) in 2007 to $207.1 million ($2.28 per share (diluted)) in 2008. Year-over-year growth was primarily a result of increased revenue and gross margin given the strong operating results that the Company experienced in 2008 with increased operating days and utilization in Canada, along with increased operating days and drilling fleet in the US.

FOURTH QUARTER AND QUARTER BY QUARTER ANALYSIS

($ millions except per share data and operating data)	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4
Financial Highlights									
Revenue	**205.3**	191.7	**141.2**	**219.7**	145.8	162.2	115.5	206.2	**161.9**
Gross margin	**84.2**	73.1	**53.8**	**98.4**	58.8	70.5	42.6	93.0	**74.9**
Net earnings	**21.8** [1]	**20.4**	**1.1**	**38.9**	17.9	15.0	4.7	41.9	**31.3**
Depreciation and amortization	**25.8**	**24.0**	**20.5**	**24.0**	19.0	20.2	14.8	18.3	**15.4**
(Gain) loss on sale of assets	**(29.0)**	**-**	**(0.2)**	**(0.1)**	0.2	-	0.1	0.1	**0.1**
Stock-based compensation	**0.9**	**1.2**	**0.1**	**0.2**	0.4	0.5	0.7	0.8	**1.8**
Future income tax expense (recovery)	**19.8**	**10.3**	**2.5**	**9.4**	(7.8)	3.3	(3.1)	10.2	[illegible]
Effective interest on financing costs	**1.1**	**1.1**	**1.1**	**1.1**	1.1	1.1	0.4	0.3	-
Accretion on convertible debentures	**1.2**	**1.2**	**1.2**	**1.1**	1.2	1.0	-	-	[illegible]
Unrealized foreign exchange (gain) loss	**(22.0)**	**(6.6)**	**0.9**	**(4.1)**	0.2	5.3	5.8	1.2	**(0.1)**
Impairment of goodwill	**38.2**	**-**	**-**	**-**	-	-	-	-	-
Cash flow from operations before change in non-cash working capital	**57.8**	**51.6**	**27.2**	**70.5**	32.2	46.4	23.4	72.8	**54.7**
Net earnings per share (diluted)	**0.23**	**0.21**	**0.01**	**0.44**	0.21	0.18	0.05	0.49	**0.37**
Cash flow from operations before change in non-cash working capital per share (diluted)	**0.60**	**0.53**	**0.31**	**0.75**	0.38	0.55	0.27	0.86	**0.65**

(1) Includes impairment of goodwill charge of $38.2 million.

	2008				2007				2006
Operating Highlights	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Land Drilling Market									
Operating days – drilling									
Canada	3,034	3,411	1,742	4,009	2,135	2,718	1,165	3,817	3,163
United States and Mexico (2)	3,757	3,861	3,783	3,675	3,399	3,305	2,944	2,464	2,105
Rate per drilling day (CDN$)									
Canada	26,358	21,772	23,219	24,517	23,631	21,746	23,527	26,063	26,328
United States and Mexico (3)	26,418	22,668	21,565	21,735	21,404	23,265	24,927	25,506	24,621
Utilization rate – drilling									
Canada	61%	63%	31%	72%	37%	47%	20%	69%	61%
United States and Mexico	80%	85%	87%	87%	83%	85%	88%	85%	85%
CAODC industry average	43%	48%	20%	56%	37%	39%	17%	59%	47%
Number of drilling rigs									
Canada	57	60	62	62	64	64	64	63	60
United States and Mexico	56	50	48	48	46	43	38	37	31
Utilization for service rigs	45%	49%	29%	62%	57%	46%	23%	73%	64%
Number of service rigs	23	20	20	20	20	20	21	20	18
Number of coring and surface casing rigs	20	20	20	20	20	20	17	17	17
Barge Drilling Market (4)									
Operating days	347	305	361	272	352	352	-	-	-
Rate per drilling day (CDN$)	47,583	40,678	41,500	48,128	47,536	51,904	-	-	-
Utilization rate	94%	83%	100%	98% (5)	96%	100%	-	-	-
Number of barge drilling rigs	1	1	1	1	1	1	-	-	-
Number of barge drilling rigs under Bareboat Charter Agreements	3	3	3	3	3	3	-	-	-

(2) Trinidad commenced its operations in Mexico effective November 2008.
(3) In US dollars, 2008 dayrates remained relatively static and fluctuations are the result of changes in US currency rates.
(4) Trinidad commenced its operations in the barge drilling market with its acquisition of Axxis, effective July 5, 2007.
(5) During the first quarter of 2008, Trinidad completed significant work to one of its barge rigs and as a result it was removed from service and not included in the utilization calculation.

Fourth Quarter Analysis

Overall results for the Canadian drilling operations segment for the fourth quarter of 2008 were above expectations. Revenue increased by $25.9 million or 41.1% from $63.0 million for the fourth quarter of 2007 to $88.9 for the same time period of 2008. The Canadian operations' revenue in the fourth quarter represented 43.3% of total revenues in 2008, compared to 43.2% of overall revenues for the same period of 2007. Gross margin increased by $15.6 million or 67.4% year-over-year for the quarter, and gross margin as a percentage of revenue increased from 36.6% to 43.4% over the same time frame. The increases in both revenue and gross margin as a percentage of revenue were due to strong growth in operating days, utilization and dayrates during the quarter all in relation to increased customer demand. The strength behind commodity prices during the middle part of 2008 helped to solidify customer capital budgets for the remainder of the year. Although the economy started to soften in the latter stages of 2008, several of Trinidad's customers already had plans in place to finalize their capital programs for the remainder of 2008. A stronger concentration of capital was deployed by producers on deeper unconventional resource plays throughout 2008 and particularly in the fourth quarter as compared to 2007. This trend benefits Trinidad with its deeper, more technically-advanced drilling fleet and was a catalyst behind the strong financial and operating performance for the Company in the fourth quarter of 2008. Trinidad generated a utilization rate of 61% for the fourth quarter of 2008, with dayrates and operating days growing 11.5% and 42.1%, respectively, as compared to the same time period of 2007.

The US and Mexico drilling segment generated $103.9 million in revenue for the quarter, a $25.1 million or 31.8% increase as compared to 2007. The US and Mexico revenue in the fourth quarter represented 50.6% of total revenues in 2008, compared to 54.0% of overall revenues for the same time period of 2007. Although gross margin increased by 28.2%, gross margin as a percentage of revenue decreased year-over-

year for the fourth quarter from 45.1% in 2007 to 43.9% in 2008. The decrease in gross margin as a percentage of revenue was driven by refurbishment work completed on a number of US rigs, in order to make some of the segment's older rigs more attractive to prospective customers. The expectation moving forward is that the Company will see a future benefit from these refurbishments by way of improved marketability and operating efficiency. In addition, expenses related to start-up costs, employing additional field supervisors to manage the growing US fleet and improved safety requirements in this segment led to increases in overall operating expenses. The US and Mexico operations deployed an additional six rigs in the fourth quarter of 2008, three new rigs to the US from Trinidad's 2008/2009 rig build program, which are operating in the Haynesville Shale in Louisiana and three rigs transferred from Canada into the southern edge of the Chicontepec field in central eastern Mexico. These moves were in response to the strong demand for quality drilling equipment and growth in drilling programs planned for these areas and also allows Trinidad to strategically redeploy rigs from a seasonal and increasingly under-utilized capacity base. With a total fleet of 56 land rigs and four barge rigs, the US and Mexico operations continued to generate growth and provide overall stability to Trinidad's revenues and cash flow throughout the fourth quarter, with land and barge drilling utilization rates of 80% and 94%, respectively. Utilization rates dropped in the fourth quarter of 2008 given the state of the US economy and the associated impacts on oil and natural gas commodity prices. The strength of the Company's long-term, take-or-pay contracts on a portion of the US rig fleet along with a lack of seasonal activity fluctuations in the US have been a key factor behind Trinidad's continued success for each consecutive quarter of 2008.

The Construction segment generated revenue of $71.1 million for the fourth quarter of 2008, representing a $57.9 million increase over 2007. The Construction operations revenue net of inter-segment eliminations was $12.5 million or 6.1% of total revenue in the fourth quarter of 2008, compared to revenue net of inter-segment eliminations of $4.0 million or 2.8% of total revenue in the fourth quarter of 2007. The growth in revenue for the construction segment year-over-year in the fourth quarter was driven by inter-segment work performed as part of the 2008/2009 rig construction program, of which Trinidad's Construction segment will be manufacturing seven of the ten rigs currently planned. Revenue and operating expenses for the quarter were essentially the same, thus generating minimal gross margin, which was directly attributable to the internal rig build program accounting for the majority of the work being conducted by Trinidad's Construction segment.

Overall gross margin increased from 40.3% in the fourth quarter of 2007 to 41.0% in the comparable quarter of 2008 primarily due to increases in dayrates and operating days in both Canada and the US year-over-year. Net earnings in the fourth quarter of 2008 increased to $21.8 million from $17.9 million in the comparable quarter of 2007. The main driver behind the increase was higher revenues and margins earned in both the Canadian and US operations as well as the sale of Trinidad's newly constructed barge drilling rig. This was partially offset by a goodwill impairment charge in the fourth quarter of 2008, as well as incremental depreciation and interest expense. As well, there was an increase in future income taxes in relation to the conversion from an income trust structure to a corporation.

The following tables outline revenue, operating expenses, gross margin and gross margin as a percentage of revenue for each of Trinidad's reporting segments for the three month period ending December 31, 2008, with comparable information for the same time period of 2007:

Canadian Drilling Operations

($ thousands except percentage data)	**Three months ended December 31, 2008**	Three months ended December 31, 2007	% Change
Revenue	**88,942**	63,016	41.1
Operating expense	**50,308**	39,944	25.9
Gross margin	**38,634**	23,072	67.4
Gross margin percentage	**43.4%**	36.6%	

United States and Mexico Drilling Operations

($ thousands except percentage data)	**Three months ended December 31, 2008**	Three months ended December 31, 2007	% Change
Revenue	**103,859**	78,772	31.8
Operating expense	**58,292**	43,242	34.8
Gross margin	**45,567**	35,530	28.2
Gross margin percentage	**43.9%**	45.1%	

Construction Operations

($ thousands except percentage data)	**Three months ended December 31, 2008**	Three months ended December 31, 2007	% Change
Revenue (1)	**71,081**	13,227	437.4
Operating expense (1)	**71,073**	12,926	449.8
Gross margin	**8**	301	(97.3)
Gross margin percentage	**0.0%**	2.3%	

(1) Includes inter-segment revenue and operating expenses of $58.5 million and $9.2 million for the three months ended December 31, 2008 and 2007, respectively.

Quarter by Quarter Analysis

In 2008, Trinidad's revenue has continued to grow as a result of acquisitions, the continued deployment of rigs under the 2008/2009 rig construction program and the relatively strong market conditions. Net earnings and the related per share data were strong in the first quarter of 2007 and 2008 as the market activities allowed for Trinidad to realize growth through its expansion into new markets and its rig diversification. Towards the end of 2006 and throughout 2007, Canadian drilling operations faced declining market conditions as a result of lower commodity prices and concerns over high natural gas storage levels. Canadian dayrates decreased due to these conditions and the industry experienced lower utilization levels from the second quarter of 2007 onwards, in comparison to the same period in the prior year. The market downturn in Canadian drilling during the second quarter of 2007, as well as unrealized foreign exchange losses throughout the period due to declines in the US currency, caused a decrease in net income and the related per share data to the end of 2007. During the fourth quarter of 2007, many of the Company's key customers started to shut down as their contract commitments had been met for the year and went into an evaluation mode of the impacts surrounding the Alberta royalty regime. In 2008, Trinidad rebounded strongly from 2007 in both the western Canadian and US drilling markets as dayrates and utilization levels improved. Upward momentum in Trinidad's operations was evident throughout 2008 as reflected in the growth in the Company's EBITDA; however, goodwill impairment charges, higher interest and depreciation expense, reorganization costs and future income taxes negatively impacted net earnings during the year.

Seasonality

Trinidad operates a substantial number of rigs in western Canada, and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and natural gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter

normally encompasses a slow period referred to as spring break-up. During this period, melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

Trinidad's expansion to the US and Mexico markets has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the US operators have more flexibility to work throughout the year. This increased number of operating days throughout the year has allowed Trinidad to better manage its business with more sustainable cash flow throughout the annual cycle.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, ***($ thousands except percentage data)***	**2008**	2007	2006
Working capital	**85,789**	84,101	58,246
Current portion of long-term debt	**16,844**	1,679	3,232
Long-term debt [(1)]	**321,768**	402,489	388,276
Convertible debentures [(2)]	**323,381**	315,991	-
Total debt	**661,993**	720,159	391,508
Total debt as a percentage of assets	**35.6%**	48.1%	31.4%
Net debt	**559,360**	634,379	330,030
Net debt as a percentage of assets	**30.0%**	42.4%	26.5%
Total assets	**1,862,064**	1,497,156	1,245,633
Total long-term liabilities	**742,692**	764,102	434,065
Total long-term liabilities as a percentage of assets	**39.9%**	51.0%	34.8%
Shareholders' equity	**919,471**	634,502	698,092
Total debt to shareholders' equity	**72.0%**	113.5%	56.1%
Total debt to shareholders' equity – assuming debenture conversion	**27.2%**	42.5%	-
Net debt to shareholders' equity	**60.8%**	100.0%	47.3%

(1) Long-term debt is reflected net of associated transaction costs.
(2) Convertible debentures are reflected net of the related equity component and associated transaction costs.

Trinidad's working capital increased in 2008 by $1.7 million or 2.0% as compared to 2007 as a result of the overall growth of the Company, as well as the improvements during the year in the drilling markets in which Trinidad operates, leading to an increase in net earnings and cash flow. Given the growth of the Company, accounts receivable and accounts payable balances increased $82.2 million and $56.1 million, respectively, over 2007 year-end balances. In addition, prepaids increased by $10.9 million as a result of deposits placed on components required for Trinidad's 2008/2009 rig construction program. There was also an increase in the current portion of deferred revenue of $21.4 million, which pertains to customer deposits in our construction operations for rigs under construction. This increased working capital position provides Trinidad with increased financial flexibility and is favourable for the Company given the current economic climate.

Trinidad's long-term debt decreased by $65.6 million, or 16.2%, from $404.2 million at the end of 2007 to $338.6 million at December 31, 2008. This reduction is a result of the completion, in the second quarter of 2008, of an equity financing deal whereby 12,132,353 common shares, including the overallotment of 1,102,941 common shares, were issued for gross proceeds of $165.0 million. The net proceeds from this issuance were used initially to reduce debt with the expectation of subsequent use towards the 2008/2009 rig construction program. Management expects Trinidad's 2009 total capital expenditures to be approximately $165.0 million, which takes into account the 2008/2009 rig construction program (see the Subsequent Event section of this MD&A for further details on Trinidad's updated 2009 capital expenditure budget). As additional financing is required for these expenditures, they will be funded through cash flow from operations and will be drawn from the Company's credit facility. In the fourth quarter of 2008, Trinidad's long-term debt increased by $54.9 million, or 19.3% from the September 30, 2008 balance of $283.8 million. This increase was the result of increases on the revolving credit facility to fund capital

requirements on Trinidad's 2008/2009 rig construction program in excess of cash flows. Trinidad expects cash flow from operations and the Company's various sources of financing to be sufficient to meet its debt repayments, future obligations and to fund anticipated capital expenditures.

In order to fund the acquisition of Axxis in the third quarter of 2007, Trinidad completed the issuance of $354.3 million convertible debentures (see details outlined below in this section of the MD&A). The classification of the convertible debentures as debt on the face of the balance sheet has resulted in the Company's leverage appearing higher than some of its peers. However, at maturity or redemption, to the extent the convertible debentures have not previously been converted by the holders, the Company may elect to satisfy its obligation to repay the principal by issuing shares at a price equal to 95.0% of the weighted average trading price of the shares. As a result, Trinidad has the ability, at its option, to eliminate any cash requirements in respect of the principal amount owing on the convertible debentures.

Trinidad exited 2008 with $31.2 million in cash and $338.6 million outstanding on the Company's operating and long-term debt facilities compared to $18.0 million in cash and $404.2 million outstanding in long-term debt at December 31, 2007. In addition, at the end of 2008 Trinidad's obligation on the convertible debentures was $354.3 million. On a net debt basis, long-term debt less positive working capital, Trinidad's net debt decreased by 11.8% from $634.4 million as at December 31, 2007 to $559.4 million at the end of 2008. Trinidad has continued to see declines in debt and net debt balances overall, as well as declines in net debt as a percentage of assets and total debt to shareholders' equity. This improved leverage position is due to Trinidad positioning itself strategically through its investment in drilling rigs with increased depth capabilities that are more technologically advanced, its geographical diversification and a capital management strategy which has allowed Trinidad to benefit from the improved market conditions in Canada in 2008 and achieve consistency in the US operations. The equity financing in the second quarter of 2008 has further allowed Trinidad to focus on its continued expansion into diversified markets through both internal growth as a result of the 2008/2009 rig construction program as well as externally through acquisition.

During the fourth quarter of 2008, Trinidad received the remaining balance owing of US $48.2 million in relation to the sale of its newly constructed barge rig, which the Company allocated to capital commitments under the 2008/2009 rig construction program. With the funds from the barge rig sale and the proceeds from the equity issuance in June 2008 management believes that these factors, as well as Trinidad's ability to generate positive cash flow from operations combined with the Company's debt facilities will be sufficient to finance the Company's current business operations and revised capital expenditure plans. The Company's ability to generate positive cash flow from operations will be a key factor to allowing Trinidad to be successful during the current slowdown in industry activity and also allow Trinidad to be in a position to potentially reduce indebtedness or take advantage of growth opportunities that may present themselves over the course of 2009.

The increase in shareholders' equity of $285.0 million since the end of 2007 was the result of the equity financing deal, which closed in the second quarter of 2008, for gross proceeds of $165.0 million, as well as $82.2 million in net earnings for 2008. Further increases were noted in accumulated other comprehensive income of $102.7 million, which is made up of gains on the translation of Trinidad's foreign entities offset marginally by unrealized losses on the interest rate swaps due to reductions in future expected interest rates.

Despite the recent commodity, equity and financial market turbulence, Trinidad remains comfortable with its capital structure (see the Subsequent Events section of this MD&A for further details on Trinidad's early renewal of its revolving credit facility). Long-term debt is made up of three components, two five-year term facilities that mature in May 2011 and a revolving credit facility that is renewed annually in April. The term facilities are comprised of a $100.0 million Canadian facility and a US $125.0 million US facility. As well, at December 31, 2008 Trinidad's Canadian revolving credit facility had a maximum capacity of $250.0 million and at the end of the year Trinidad had drawn approximately $65.0 million or 26.0% of this facility. These three debt facilities are held by a broad syndicate of major Canadian, US and international financial institutions and is covered by a general set of covenants that the Company was comfortably onside with at year-end.

Trinidad's objectives when managing capital include; safeguarding the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and applying capital efficiencies to achieve financial objectives while focusing on operating within generated cash flows. The Company manages the capital structure and makes adjustments to it in light of changes in economic

conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, repurchase or issue new shares, sell assets, reduce indebtedness or take on additional long-term debt.

Trinidad's ability to access its debt facilities is directly dependent on, among other factors, certain ratios, covenants and trailing cash flows. Additionally, the ability of Trinidad to raise capital through the issuance of equity could be restricted in the face of continuing volatility in worldwide capital markets. Although Trinidad cannot anticipate all eventualities in this regard, the Company makes every effort to ensure a balance between maximizing returns for its shareholders over both the short and long-term, while managing the Company's liquidity through the various activity levels in the oil and natural gas services industry.

Convertible debentures

In connection with the acquisition of Axxis, Trinidad issued $354.3 million in unsecured subordinated convertible debentures, of which $325.0 million was issued through a public offering and $29.3 million was issued to the former owners of Axxis. The debentures are convertible into shares of Trinidad at the option of the holder at any time prior to maturity at a conversion price of $19.30 per share. They have a face value of $1,000, a coupon rate of 7.75% and mature July 31, 2012, with interest being paid semi-annually on June 30 and December 31. Trinidad has the option to redeem the debentures in whole or in part at a redemption price of $1,000 after December 31, 2010 and before their maturity date. On redemption or maturity, Trinidad may elect to satisfy its obligation to repay the principal by issuing common shares. The value of the conversion feature at the time of issuance was determined using the Black-Scholes pricing model to be $28.2 million and has been recorded as equity with the remaining $326.1 million allocated to long-term debt, net of $13.6 million of transaction costs. The debentures are being accreted such that the liability at maturity will equal the face value of the debt.

As at February 20, 2009, there had been a conversion of $195,000 principle amount of convertible debentures which equated to 10,102 common shares of Trinidad.

COMMITMENTS

Trinidad has several capital and operating lease agreements on buildings and equipment. The future lease obligations for the next five years and thereafter are summarized below:

($ thousands)	
2009	**3,746**
2010	**3,054**
2011	**7,827**
2012	**702**
2013	**603**
Thereafter	**-**

Rig Construction Program

Trinidad has announced its intent to further expand its existing drilling fleet through the construction of an additional ten drilling rigs which are expected to be deployed in the US. These drilling rigs will have depth capacities ranging from 16,000 feet to 18,000 feet and are backed by three to five year long-term, take-or-pay contracts with three major North American oil and natural gas exploration and production companies which provides Trinidad with a guaranteed utilization rate of 100% on these rigs over their respective contract terms. Three rigs were deployed in the fourth quarter of 2008, with the remaining seven rigs to be delivered throughout 2009 (see the Subsequent Events section of this MD&A for further details on Trinidad's updated 2009 capital expenditure budget).

Service Rig Construction Program

In conjunction with the 2008/2009 drilling rig construction program, Trinidad added two new well servicing rigs following a new rig design which provides improved pressure control, enhanced safety features and lower operating costs. Both of these rigs were delivered in the fourth quarter of 2008, with an additional service rig added to the fleet in conjunction with the Victory acquisition. These three new service rigs all have depth capacities of 2,800 metres (see the Subsequent Events section of this MD&A for further details on Trinidad's updated 2009 capital expenditure budget).

Bareboat Charters

As a part of the Axxis acquisition, Trinidad entered into an Assignment Agreement in which the contracts to operate three barge rigs (the "Bareboat Charters" or "Charter") were transferred to Trinidad. Under the Bareboat Charters, Trinidad is committed to operate the rigs on behalf of a third party. In turn, as the owners of the rigs, this third party is entitled to receive 25% of the net operating revenues (gross revenue minus $1,200 per day general and administrative cost) and 50% of the net margin earned under each charter. Under the original agreement any earnings in excess of this payment were to be retained as compensation for the operation of the barge rigs; however, as part of the purchase agreement Trinidad committed to pay the former owners of Axxis US $12.5 million per year for the three years subsequent to acquisition, of which one-third of the payment, or US $4.2 million, shall be attributable to each of the three Bareboat Charters.

This payment is contingent on the continued operation of the rigs and to the extent that the contract is terminated by the rigs' owner, no further payments will be required. This fixed payment was structured to represent the residual earnings in excess of the payment to the third party; hence Trinidad is exposed to minimal risk and rewards of the arrangement. In the instance that dayrates or expenses fluctuate from the original provisions in the Bareboat Charters, Trinidad is exposed to the residual gain or loss; however, it was determined the impact would not be significant in relation to the contracted amounts. Trinidad has disclosed all transactions pertaining to the Bareboat Charters on a net basis. Trinidad does not bear the significant risks and rewards of the arrangement nor does it absorb the associated credit risk or asset risk.

SHAREHOLDERS' EQUITY **As at December 31,** ***($ thousands)***	**2008**	2007
Shareholders' equity	**828,882**	-
Unitholders' capital	-	675,728
Exchangeable shares	-	2,477

On January 10, 2008, the Trust announced its intent to convert from a growth-oriented income trust to a growth-oriented, dividend-paying corporation. On March 10, 2008, unitholders and holders of the exchangeable shares voted, and overwhelmingly approved, the conversion of the Trust into a public oil and natural gas services corporation retaining the name "Trinidad Drilling Ltd.". As a result of this conversion unitholders and holders of the exchangeable shares received shares in the newly created corporation on a one-for-one basis, after giving effect to the exchange ratio on the exchangeable shares at the time of conversion. As a result, unitholders' capital was transferred into shareholders' equity during the first quarter of 2008.

Shareholders' equity increased from $678.3 million at the time of conversion to $828.9 million as at December 31, 2008. The increase was mainly attributable to an equity financing completed in the second quarter of 2008 at which time a total of 12,132,353 common shares, which included the overallotment of 1,102,941 common shares, were issued for gross proceeds of $165.0 million. This offering, in addition to the exercise of 241,634 options ($1.8 million) since the time of conversion and the conversion of convertible debentures representing 4,921 common shares ($0.1 million) resulted in a $150.6 million increase of shareholders' equity. Unitholders' capital also increased prior to the conversion to a corporation by $2.6 million as a result of the conversion of 253,430 Series A exchangeable shares ($2.0 million) to 352,328 trust units, the conversion of 47,169 Series C exchangeable shares ($0.5 million) to 59,905 trust units and 7,850 shares issued for options exercised ($0.1 million).

Effective September 2, 2008, Trinidad announced its intent to acquire for cancellation up to 10% (9,373,221 common shares) of the Company's public float by way of normal course issuer bid ("NCIB") commencing September 4, 2008 and extending to the earlier of September 3, 2009 or the date upon which the Company acquires the maximum number of common shares to be purchased pursuant to the NCIB through ITG Canada Corporation. The Board of Directors of Trinidad believes the underlying value of the Company's common shares may not be reflected in the current or future market price and therefore has decided to undertake the NCIB. During 2008, Trinidad acquired a total of 1,187,400 shares at a cost of $5.9 million, at an average cost of $4.96 per share, of which 1,048,800 shares were cancelled as of December 31, 2008. The excess of the purchase price over the carrying amount of the common shares acquired and cancelled is recorded against retained earnings. However, if the purchase price is lower than the carrying amount of the common shares acquired and cancelled it is recorded as contributed surplus.

Shareholders' equity on February 20, 2009 was $819.5 million (94,216,262 shares).

GOING CONCERN

The Company's MD&A and financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Trinidad's ability to continue as a going concern is substantially dependent on, but not limited to, the successful execution of the Company's objectives and strategies outlined in this MD&A, as well as the Company's ability to be proactive in managing these objectives and strategies in a timely manner. This financial information does not include any adjustments relating to the recoverability and classification of recorded asset amounts nor to the amounts and classification of liabilities that may be necessary should Trinidad be unable to continue as a going concern.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the annual Consolidated Financial Statements requires that certain estimates and judgements be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the annual Consolidated Financial Statements may change as future events unfold, additional experience is acquired or Trinidad's operating environment changes.

Depreciation and Amortization

The accounting estimates that have the greatest impact on Trinidad's financial results are depreciation and amortization. Depreciation of Trinidad's capital assets and intangible assets incorporate estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of Trinidad's capital assets.

Stock-based compensation

Compensation expense associated with options at grant date are estimates based on various assumptions such as volatility, annual dividend yield, risk free interest rate and expected life using the Black-Scholes methodology to produce an estimate of the fair value of such compensation.

Allowance for doubtful accounts receivable

Trinidad performs credit evaluations of its customers and grants credit based on past payment history, financial conditions and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based on specific situations and overall industry conditions. Trinidad's history of bad debt losses has generally been limited to specific customer circumstances; however, given the cyclical nature of the oil and natural gas industry, the credit risks can change suddenly and without notice.

Goodwill

In accordance with Canadian GAAP, Trinidad performs a goodwill impairment test at least annually and will conduct the test at an earlier date if changing circumstances indicate a possible impairment exists. In accordance with this, Trinidad performed its impairment test as at December 31, 2008, and there was an impairment of goodwill charge recorded in the Canadian drilling operations segment of $38.2 million (see the Impairment of Goodwill section of this MD&A for further details).

Fair value of interest rate swaps

The fair value of the interest rate swaps is estimated based on future projected interest rates and adjusted on a quarterly basis for monthly settlements and changes in projections. Trinidad receives the valuation from the contract counterparty on a quarterly basis, reviews it for reasonability, and records the associated change in fair value at each reporting period.

Convertible debentures

The proceeds from the offering have been bifurcated into separate liability and equity components. The value of the conversion feature has been determined based on the Black-Scholes option pricing model and recorded as equity on the Consolidated Balance Sheets.

Future Income Taxes

The recording of future income tax involves the use of various assumptions to estimate the amounts and timing of the reversals of temporary differences between assets and liabilities recognized for accounting and tax purposes. It also involves the estimation of the effective tax rates for future fiscal years. The assumptions used, which include, but are not limited to, estimated results of operations, tax pool claims and accounting deductions, are based on management's current estimates and will likely change in future periods based on actual results and accordingly so will the estimates.

CHANGES IN ACCOUNTING POLICY

Effective January 1, 2008, Trinidad adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"), as described further in note 2 of the Notes to the annual Consolidated Financial Statements.

Capital Disclosures

CICA Section 1535 establishes both qualitative and quantitative disclosure requirements about an entity's capital and how it is managed. As a result of adopting this section, Trinidad is now required to disclose qualitative information about its objectives, policies and processes for managing capital, such that users of the financial statements will be able to evaluate the Company's management of capital.

Inventories

CICA Section 3031 provides guidance on the measurement of inventory, by providing several appropriate valuation techniques to be used in the determination of the cost of inventory, based on the type of inventory held. The adoption of this new standard had no impact on the measurement of inventories; however, further disclosure was required, including the carrying value of each classification of inventory, a reconciliation of the expenses related to inventory used during the period and the disclosure of the amount of any write-downs or reversals of previously written-down amounts, if any.

Financial Instruments

The CICA issued two new accounting standards with respect to financial instruments: Section 3862 – *Financial Instruments – Disclosure* and Section 3863 – *Financial Instruments – Presentation.* Section 3862, adopted by Trinidad in conjunction with Section 3863, emphasizes disclosures regarding the nature and extent of the risks arising from financial instruments and how those risks are managed. Following the requirements of Section 3855 – *Financial Instruments – Recognition and Measurement,* adopted January 1, 2007; this new section

recommends additional disclosures, including qualitative analysis of the financial instrument risks faced by Trinidad, as well as a quantitative analysis of the effect of changes to these risks, based on market conditions, and their potential impact on Trinidad.

Section 3863 establishes recommendations for the presentation of financial instruments and non-financial derivatives in the financial statements. There was no impact of the adoption of this section as it is substantially similar to the previously adopted Section 3861 – *Financial Instruments – Disclosure and Presentation.*

The following is an outline of the key risks associated with Trinidad's financial instruments:

Credit Risk

Trinidad is exposed to credit risk as a result of extending credit to customers prior to receiving payment for services to be performed, creating exposure on accounts receivable balances with trade customers. This exposure to credit risk is managed through a corporate credit policy whereby upfront evaluations are performed on all customers and credit is granted based on payment history, financial conditions and anticipated industry conditions. In the instance that a customer does not meet initial credit evaluations, work may be performed subject to a prepayment of services. Customer payments are continuously monitored to ensure the creditworthiness of all customers with outstanding balances and when collectability becomes questionable a provision for doubtful accounts has been established.

Liquidity Risk

Liquidity risk is the risk that Trinidad will not be able to meet its financial obligations as they become due. The Company actively manages its liquidity through daily, weekly and longer-term cash outlook and debt management strategies. Trinidad's policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations are met as they fall due. To achieve this objective, the Company maintains cash balances and liquid investments with highly-rated counterparties; limits the maturity of cash balances; and borrows the bulk of its debt needs under committed bank lines or other term financing.

Goodwill and Intangible Assets

The CICA issued a new accounting standard, Section 3064 – *Goodwill and Intangible Assets*, which replaces Sections 3062 – *Goodwill and Other Intangible Assets* and 3450 – *Research and Development Costs*; and amended Section 1000 – *Financial Statement Concepts*. These accounting standards updates will be effective for fiscal years beginning on or after October 1, 2008 and Trinidad has early adopted those for the year ended December 31, 2008. Section 3064 recommends standards for the recognition, measurement and disclosure of goodwill and intangible assets, including research and development costs, and Section 1000 has been amended to clarify the criteria for recognition of an asset. There was no impact to Trinidad's financial statements as a result of this adoption.

FUTURE CHANGES IN ACCOUNTING POLICIES

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards ("IFRS") beginning January 1, 2011. Consequently, the transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

Trinidad has started to determine the potential effects of the changeover to IFRS by:

- Researching and documenting expected differences between its current accounting policies that are in accordance with Canadian GAAP and those to be adopted under IFRS;
- Considering financial statement presentation and disclosure options available to Trinidad upon initial changeover to IFRS;
- Developing a timeline for key milestones on the changeover project;
- Raising awareness of the change with accounting staff and the Audit Committee of Trinidad's Board of Directors;

- Considering the impacts on the Company's financial reporting systems, performance metrics, staff training, and internal/external communications; and
- Concluding that the Company will not early adopt IFRS.

The changeover will affect the presentation and valuation of balances and transactions presented in Trinidad's interim and annual consolidated financial statements and related notes; however it is too early in the changeover process for the Company to provide quantification of those effects.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Trinidad's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have designed or caused to be designed under their supervision, disclosure controls and procedures ("DC&P") to provide reasonable assurance that all information required to be disclosed by Trinidad is recorded, processed, summarized and reported to senior management, including the CEO and CFO, in an appropriate manner to allow timely decisions regarding required disclosure as defined under Multilateral Instrument 52-109, Certification of Disclosures in Annual and Interim Filings. An evaluation of the design and operating effectiveness of the disclosure controls and procedures was performed as at December 31, 2008. Trinidad's CEO and CFO have concluded, based on these evaluations of the design and operating effectiveness at December 31, 2008, that the Company's disclosure controls and procedures are effective to provide reasonable assurance that material information related to Trinidad, including its consolidated subsidiaries, is adequately disclosed.

The CEO and CFO do not expect that the disclosure controls and procedures will prevent or detect all errors, misstatements and fraud but are designed to provide reasonable assurance of achieving their objectives. A control system, no matter how well designed or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

In addition to disclosure controls and procedures, the CEO and CFO are responsible for designing internal controls over financial reporting ("ICFR"), or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of Trinidad's ICFR using the framework and criteria established in Internal Control - Integrated Framework (COSO Framework), which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The CEO and CFO have concluded that the Company's internal controls over financial reporting, as of the end of the period covered by the annual filings, are designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

The Company's internal controls over financial reporting may not prevent or detect all errors, misstatements and fraud. The design of internal controls must take into account cost-benefit constraints. A control system, no matter how well designed or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

There have been no significant changes in the Company's disclosure controls and procedures and internal controls over financial reporting that occurred during the year and no material weaknesses or significant deficiencies have been identified in the design and operating effectiveness of these controls, that could materially affect or are reasonably likely to affect Trinidad's internal controls over financial reporting.

In accordance with the provisions of section 3.3 of NI 52-109, in relation to the acquisition of Victory effective August 18, 2008, Trinidad has limited its assessment of the design of DC&P and ICFR to exclude controls, policies and procedures of Victory. Management is in the process of aligning Victory's systems, processes and controls with corporate standards and has not concluded on the design of DC&P or ICFR for this subsidiary as at December 31, 2008.

Also in accordance with the provision of section 3.3 of NI 52-109, given that Trinidad has limited the design of DC&P and ICFR in relation to Victory, the Company is disclosing summary financial information with respect to this acquisition in the following tables:

VICTORY RIG EQUIPMENT CORPORATION **For the years ended December 31,** ***($ thousands)***	**2008**
Revenue	**16,291**
Net earnings	**195**

VICTORY RIG EQUIPMENT CORPORATION **As at December 31,** ***($ thousands)***	**2008**
Current assets	**17,631**
Non-current assets	**16,785**
Current liabilities	**16,621**
Non-current liabilities	**587**

RELATED PARTY TRANSACTIONS

All related party transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Effective August 18, 2008, Trinidad closed a $12.7 million acquisition of an oilfield equipment fabrication company, which was substantially held by one of Trinidad's executive officers.

Trinidad engages Blake, Cassels & Graydon LLP, a law firm in which an officer is a partner, to provide legal advice. During the year ended December 31, 2008, Trinidad incurred legal fees of $1.7 million (2007 - $0.9 million) to Blake, Cassels & Graydon LLP. As of December 31, 2008, $0.1 million was due to Blake, Cassels & Graydon LLP.

BUSINESS RISKS

The business of Trinidad Drilling Ltd. is subject to certain risks and uncertainties. Prior to making any investment decision regarding Trinidad investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the Forward-Looking Statements section in this MD&A) and the risk factors set forth in the most recently filed Annual Information Form of the Company which are incorporated by reference herein. The Annual Information Form has been filed with SEDAR and can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, by contacting Trinidad at (403) 265-6525.

SUBSEQUENT EVENTS

Early Renewal of Revolving Credit Facility

Subsequent to 2008 year-end, on February 12, 2009, Trinidad announced the early renewal of the Company's revolving credit facility (the "Facility"). The Facility has been resized from $250.0 million to $225.0 million. The Facility is backed by a syndicate group which includes major Canadian, US and international financial institutions. Trinidad chose to reduce its existing facility level by $25.0 million due to current financial market conditions and the costs associated with having access to funds the Company does not believe it will need. At December 31, 2008, Trinidad had drawn approximately $65.0 million, or 29%, of its renewed $225.0 million Facility. Barring unforeseen circumstances, the Company does not anticipate that it will need to access the full capacity of this Facility in 2009 or 2010. The Facility is due for renewal annually, with the next renewal scheduled for April 2010. Trinidad has no indication that renewal would not be granted, but to the extent that

it is not granted, repayments of the outstanding balance would not be due until April 2011. The terms adjusted by the renewal of the Facility were only those associated with the terms of the revolving facility itself. All remaining long-term debt facilities remain unchanged. The Facility requires monthly interest payments at a specified spread over the Banker's Acceptance ("BA") rate. Using current BA pricing, Trinidad does not expect that its 2009 effective interest rate will change significantly from its 2008 level of approximately 7.5%. The Facility is covered by the same debt covenants as Trinidad's other term debt. Trinidad is currently well within all debt covenants and does not anticipate any concerns with respect to these restrictions in the foreseeable future. More specific information regarding the debt covenants is available in the credit facility agreement which has been filed with SEDAR and can be accessed at www.sedar.com. Following the renewal of the Facility, Trinidad has no significant term-debt repayment required until April 2011.

The following table summarizes Trinidad's existing term-debt facilities:

Debt Facility	Currency	Amount	Maturity	Repayment requirements
Revolving credit facility	CDN $	$225.0 million	Next renewal in April 2010	If not renewed, repayment due 364 days later
Five-year term facility	CDN $	$100.0 million	May 1, 2011	1% amortization, balloon repayment at maturity
Five-year term facility	US $	$125.0 million	May 1, 2011	1% amortization, balloon repayment at maturity

The term debt mentioned above is secured by a general guarantee over the assets of the Company and its subsidiaries.

Updated 2009 Capital Expenditure Budget

Subsequent to 2008 year-end, on February 19, 2009, Trinidad announced its updated capital expenditure budget for 2009. The revised budget lowers Trinidad's capital expenditure expectations for 2009, reflecting the Company's prudent capital management planning and strong customer relationships. The reduced budget includes changes to Trinidad's previously announced rig construction programs, most notably a 12 month delay in the delivery of six new drilling rigs and the cancellation of four new service rigs. Given the uncertain economic environment, Trinidad believes that a reduction in capital spending and lower expected debt levels for 2009 is the prudent direction to take. The decision to delay the construction of six drilling rigs was reached in conjunction with the Company's customers, reflecting the strength of these relationships and their ongoing need for Trinidad's equipment.

Trinidad anticipates spending approximately $165.0 million in capital expenditures in 2009, a reduction of $165.0 million from its initial expectations of $330.0 million. This reduction includes a combination of capital for delayed drilling rigs and cancelled service rigs estimated to total $90.0 million. In addition, Trinidad has removed $75.0 million in optional planned capital expenditures aimed at improving and enhancing its existing fleet. In light of the current financial markets, Trinidad has delayed these capital expenditures until more robust market conditions return.

The six delayed drilling rigs remain under long-term, take-or-pay contract with the original customer and are expected to be completed in 2010, assuming improved market conditions. A portion of the capital costs associated with these rigs has been incurred due to the long lead times on receiving some items of equipment. The customer for the rigs has agreed to pay Trinidad interest on the capital it has spent to date until the rigs are completed. Total capital costs incurred to date on these rigs total approximately $37.0 million. The remaining seven drilling rigs in the construction program are expected to be delivered by the end of the third quarter of 2009. The customers for these rigs have confirmed their commitment and the associated long-term, take-or-pay contracts are unchanged. With the changes to the rig construction program, Trinidad will have approximately 45% of its fleet under long-term, take-or-pay contracts. Our customers continue to stand by their contracts, providing Trinidad a high level of visibility around a significant portion of its revenue stream.

First Quarter 2009 Dividend Declaration

Subsequent to 2008 year-end, on February 19, 2009, the Board of Directors of Trinidad declared a cash dividend for the first quarter of 2009 of $0.05 per common share to be paid April 15, 2009 to shareholders of record on March 31, 2009. The current dividend declaration represents a reduction from the previous dividend level of $0.15 per share per quarter. On an annualized basis and using current market

prices, the revised dividend level provides a cash-on-cash yield of approximately 7%. Given the current uncertain economic conditions, Trinidad's Board of Directors determined that retaining a larger portion of cash flow within the Company to provide the flexibility to reduce debt levels and/or fund capital expenditures while continuing to provide a reasonable cash yield was a prudent course of action for the long-term benefit of the Company and its investors.

OUTLOOK

Trinidad was built with a long-term vision in mind, under a guiding principle of long-term performance. We understand the cyclical nature of our environment and have built a company that is agile enough to identify and capture opportunities when they arise, but that can also withstand the inevitable downturns in the market. The key to our strategy is providing fit-for-purpose equipment and exceptional performance for our customers. We will continue our focus on value-based, high-performance services where customers recognize and reward superior performance. We have assembled an outstanding fleet of high-quality, modern rigs that are perfectly suited to unconventional drilling where activity levels remain relatively strong. Our customers are eager to have access to this equipment and have contracted a significant portion of our fleet with long-term, take-or-pay contracts. These strengths are evident in our results and have allowed Trinidad to continually post strong utilization levels and record financial and operating results in 2008. Despite the current uncertainty in the financial and commodity markets, we believe that Trinidad is well positioned for continued success in 2009 behind the strength of our technically-advanced asset base, our long-term, take-or-pay contracts, our strong customer relationships and our dedicated and valued employees. In our view, Trinidad's long-term, take-or-pay contracts provide a solid platform during these highly volatile and strenuous market conditions. The rigs that Trinidad has under contract are high-quality, technically-advanced assets which are in limited supply in the North American land drilling marketplace. We believe that the best defense to maintaining stability in this market is for exploration and production companies to operate the best performing equipment. As was evidenced in late 2006 and throughout the majority of 2007 when Canada experienced a significant market downturn, Trinidad, behind our technically-advanced fleet and our long-term, take-or-pay contracts delivered utilization and dayrate performance that was consistently above the Canadian industry average.

This past year has proven to be one of the most turbulent in history for oil and natural gas prices, and the associated impact has already been significant on the North American drilling market. From the start of January to the end of December 2008, oil prices (WTI) declined by close to 55% and natural gas prices (Henry Hub) declined by over 25%. This deterioration of commodity prices has been primarily driven by the significant weakening of the global economic environment including the extreme volatility in the capital and credit markets. Moving forward in 2009, we expect these factors will have an adverse effect on our customers' capital spending plans for exploration, production and development activities. Although the industry is uncertain with respect to the pricing and demand for oil and natural gas in 2009, we believe that Trinidad is well positioned with its high-quality, modern rig fleet as well as a strong balance sheet to manage and capitalize on the challenging conditions facing the oilfield services industry.

On February 20, 2009 the CAODC released an updated forecast with respect to the 2009 Canadian industry activity. The CAODC expects 11,176 wells to be drilled in 2009, down over 30% from 2008. The CAODC has forecasted 95,000 operating days for 2009, which is a decline of close to 30% year-over-year and are also projecting an average drilling utilization rate of 30%, down from a 2008 utilization rate of 42%. These forecasted activity levels speak directly to the suppressed commodity markets and the reduced drilling plans for most producers. Despite these projections and early 2009 industry results, Trinidad expects its Canadian drilling segment to continue to maintain higher than average market utilization rates and market share in both its drilling and well servicing divisions in 2009. While Trinidad is certainly not immune to pricing or utilization pressures caused by an industry slow-down, the Company believes it is well positioned to deal with these factors. A positive factor for Trinidad coming from the CAODC 2009 forecast is their expectation for a continuation of higher drilling days per well. The significant focus on the unconventional gas plays in the WCSB and deeper natural gas wells generally, translates into higher drilling days per well. Given that wells are getting deeper, the associated increase in operating days per well helps to offset the impact from a lower number of wells being drilled. With the depletion of conventional, easily accessible and relatively cheap-to-exploit reserves, exploration and production companies have had to shift their focus towards more unconventional plays that require deeper and directional drilling techniques, to access technically-challenging reserves. As a result, the proportion of wells being drilled either horizontally or

directionally continues to increase in both Canada and the US. These trends benefit Trinidad as the Company's asset base has been built to service these markets and our positive track record proves our ability to help our customers drill these more complex and deeper wells.

We continue to focus on growing both the US land drilling market and the US Gulf Coast barge drilling market and expect overall contracted rig activity for Trinidad to be stable in the US moving forward. However, we anticipate that our non-contracted rig fleet in the US will show declines in both utilization and dayrates in 2009, given the current market conditions negatively impacting overall drilling activity in the US. Given the nature of our long-term, take-or-pay contracts, as well as our strong customer relationships, we are still comfortable with the Company's revenue and cash flow stability in the US markets moving forward. In addition, in an effort to avert some of the fiscal and seasonal risks associated with operating in the WCSB, Trinidad has strategically migrated a portion of its fleet to the US and has started the process of moving into international markets like Mexico. These are areas where we will continue to be opportunistic by moving assets into these higher utilized areas under long-term, take-or-pay contracts. The advanced technology that is incorporated within our rigs has helped to create an economic benefit for our customers as compared to using conventional drilling rigs. This is a key aspect of Trinidad's success and we will continue to focus on creating efficiencies for our clients to both maintain and grow our strong customer base, which we expect to drive continued profitability for the Company. In the US, the focus remains on several shale gas plays, most of which require state-of-the-art technology and fit-for-purpose rigs that enable deep horizontal drilling capabilities. Horizontal wells, while more expensive, generally result in higher well productivity and Trinidad has the capability to drill horizontally and directionally and has the rig capacity in these key US emerging shale plays, which we anticipate to provide stable returns on an ongoing basis.

The current state of the global banking system is an overriding concern for the economy, as access to capital through the debt and equity markets is challenging. This capital contraction is expected to cause producers of oil and natural gas to demonstrate renewed focus on balance sheet discipline and to work within their existing financing and cash flow means. Despite recent commodity, equity and financial market turbulence, Trinidad was pleased to announce on February 12, 2009 the early renewal of its revolving credit facility (see the Subsequent Events section of this MD&A for further details on Trinidad's early renewal of its revolving credit facility). The facility was resized from $250.0 million to $225.0 million and is backed by a syndicate of financial institutions which include major Canadian, US and international financial institutions. We chose to reduce our existing facility level by $25.0 million due to the current financial market conditions and the costs associated with having access to funds we do not believe we will need. Following the renewal of the facility, Trinidad has no significant term-debt repayment required until April 2011. At February 20, 2008, Trinidad had drawn approximately $100.0 million or 44.4% on this new facility and does not anticipate that it will need to access the full capacity of its revolving credit facility in 2009 or 2010.

Trinidad's focus on the deeper segment of the drilling market has allowed it to secure an enviable position in key resource plays in North America. This continues to be an important success factor that allows the Company to meet current market demands. Trinidad is in the early stages of its 2008/2009 rig construction program, which will add ten drilling rigs to our fleet (three of which have already been added) backed by long-term, take-or-pay contracts for the US, and has already added two well servicing rigs with an additional service rig added to the Canadian fleet in conjunction with the Victory acquisition. Given the volatility of the commodity markets and the ongoing global financial crisis, Trinidad in coordination with our customers has delayed the construction of six drilling rigs and cancelled four well servicing rigs (see the Subsequent Events section of this MD&A for further details on Trinidad's updated 2009 capital expenditure budget). This delay reflects Trinidad's prudent capital management planning and strong customer relationships. With the full contingent of rigs built during the previous rig construction programs over the past two years now at work and those in our current construction program being deployed in late 2008 and throughout 2009, we expect to be able to generate free cash flow to fund our ongoing expansion. We believe the Company is well positioned with approximately 45% of our rigs protected under long-term contracts allowing us to continue to outperform our peers in terms of utilization rates on the back of strategic US expansion and developing international opportunities.

In an effort to preserve free cash flow, subsequent to year-end Trinidad announced the reduction of its quarterly dividend to shareholders (see the Subsequent Events section of this MD&A for further details on Trinidad's first quarter 2009 dividend declaration). The Board of Directors of Trinidad declared a cash dividend for the first quarter of 2009 of $0.05 per common share, which represents a reduction from the previous dividend level of $0.15 per share per quarter. Given the current uncertain economic conditions, Trinidad's Board of Directors

determined that retaining a larger portion of cash flow within the Company to provide the flexibility to reduce debt levels and/or fund capital expenditures while continuing to provide a reasonable cash yield was a prudent course of action for the long-term benefit of the Company and its investors.

It is in turbulent times such as this that companies with a long-term vision demonstrate their value. Trinidad has, in the pursuit of this vision, built a company that has diversified itself; a company that is agile; and a company that can withstand the inevitable downturns in the market. Trinidad is positioned for the long-term given our geographic diversification, our newer, technologically-advanced and flexible rig fleet, and the stability of our contracts. Unquestionably, 2009 will be a challenging year. Commodity prices, specifically natural gas prices, are not expected to rebound until the latter part of 2009. The combined impact of this decline in pricing and lower overall drilling activity would suggest that the supply of natural gas will decline sharply in 2009. This decrease in overall natural gas supply should translate into stronger natural gas prices by the end of 2009, which when combined with an improved economic outlook for the economy should provide better market fundamentals for the oil and natural gas sector as a whole. Trinidad was built on a foundation of a sustainable business model, allowing the Company to continually outperform the broader market under any set of market conditions. The challenges Trinidad faces today are not new to the Company or to Trinidad's management. We have built the right assets, with the right technology, designed to drill wells based on the challenging well profiles of our clients. We are well positioned to continue to perform given these challenging market conditions and look forward to an improvement in market fundamentals in our ongoing pursuit of creating value for our investors.

NON-GAAP MEASURES DEFINITIONS

This MD&A contains references to certain financial measures and associated per share data that do not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other companies. These financial measures are computed on a consistent basis for each reporting period and include gross margin, EBITDA, EBITDA before stock-based compensation, cash flow from operations before change in non-cash working capital, net earnings before impairment of goodwill, net earnings before stock-based compensation and net debt. These non-GAAP measures are identified and defined as follows:

"Gross margin" is used by management to analyze overall and segmented operating performance. Gross margin is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Gross margin is calculated from the annual Consolidated Statements of Operations and Retained Earnings and from the segmented information contained in the Notes to the annual Consolidated Financial Statements and is defined as revenue less operating expenses.

"EBITDA" is a measure of the Company's operating profitability. EBITDA provides an indication of the results generated by the Company's principal business activities prior to how these activities are financed, assets are depreciated, amortized and impaired, or how the results are taxed in various jurisdictions.

EBITDA is derived from the annual Consolidated Statements of Operations and Retained Earnings and is calculated as follows:

For the years ended December 31, ***($ thousands)***	**2008**	2007	2006
Net earnings	**82,174**	79,524	123,706
Plus:			
Interest on long-term debt	**23,709**	32,649	20,724
Interest on convertible debentures	**34,934**	16,946	-
Depreciation and amortization	**94,342**	72,260	52,201
Impairment of goodwill	**38,154**	-	-
(Gain) loss on sale of assets	**(29,312)**	355	(1,879)
Income taxes	**43,469**	4,520	15,567
EBITDA	**287,470**	206,254	210,319

"EBITDA before stock-based compensation" is used by management to analyze EBITDA (as defined above) prior to the effect of stock-based compensation.

"Cash flow from operations before change in non-cash working capital" is used to assist management and investors in analyzing Trinidad's liquidity and ability to generate cash to finance investing and financing activities. Cash flow from operations before change in non-cash working capital is derived from the annual Consolidated Statements of Cash Flows and is defined as cash flow from operating activities plus or minus the change in non-cash operating working capital.

"Net earnings before impairment of goodwill" and "net earnings before stock-based compensation" are used by management to analyze net earnings prior to the effect of goodwill impairment or stock-based compensation charges, respectively, and are not intended to represent net earnings as calculated in accordance with Canadian GAAP.

Net earnings before impairment of goodwill is derived from the annual Consolidated Statements of Operations and Retained Earnings and is calculated as follows:

For the years ended December 31, ***($ thousands)***	**2008**	2007	2006
Net earnings	**82,174**	79,524	123,706
Plus:			
Impairment of goodwill	**38,154**	-	-
Net earnings before impairment of goodwill	**120,328**	79,524	123,706

Net earnings before stock-based compensation is derived from the annual Consolidated Statements of Operations and Retained Earnings and is calculated as follows:

For the years ended December 31, ***($ thousands)***	**2008**	2007	2006
Net earnings	**82,174**	79,524	123,706
Plus:			
Stock-based compensation	**2,465**	2,450	7,105
Net earnings before stock-based compensation	**84,639**	81,974	130,811

"Net debt" is used by management and the investment community to analyze the amount of debt less the working capital of the Company.

Net debt is derived from the annual Consolidated Balance Sheets and is calculated as follows:

For the years ended December 31, ***($ thousands)***	**2008**	2007	2006
Convertible debentures	**323,381**	315,991	-
Long-term debt	**321,768**	402,489	388,276
Less:			
Working capital:			
Current assets	**285,690**	182,653	171,722
Current liabilities	**(199,901)**	(98,552)	(113,476)
Net debt	**559,360**	634,379	330,030

References to gross margin, EBITDA, EBITDA before stock-based compensation, cash flow from operations before changes in non-cash working capital, net earnings before impairment of goodwill, net earnings before stock-based compensation and net debt throughout this MD&A have the meanings set out above.

Trinidad is a growth-oriented corporation whose common shares and convertible debentures trade on the Toronto Stock Exchange ("TSX") under the symbols TDG and TDG.DB, respectively. Trinidad's divisions operate in the drilling, well-servicing, coring and barge-drilling sectors of the North American oil and natural gas industry. With the completion of the 2008/2009 rig construction program, Trinidad will have 120 land drilling rigs ranging in depths from 1,000 – 6,500 metres and operations in Canada, the United States and Mexico. In addition to its land drilling rigs, Trinidad has 23 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

"signed" Lyle C. Whitmarsh
President and Chief Executive Officer

"signed" Brent J. Conway
Executive Vice President and Chief Financial Officer

For further information please contact:

Lyle Whitmarsh, President and Chief Executive Officer, Brent Conway, Executive Vice President and Chief Financial Officer or Lisa Ciulka, Director of Investor Relations at:

Phone: (403) 265-6525 Fax: (403) 265-4168
E-mail: lciulka@trinidaddrilling.com

Trinidad will be holding a conference call and webcast to discuss its fourth quarter and year end 2008 results on February 26, 2009 beginning at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial (800) 731-5319 (toll-free in North America) or (416) 644-3421 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 12:00 p.m. MT on February 26 until midnight March 5, 2009 by dialling (877) 289-8525 or (416) 640-1917 and entering replay access code 21296299 followed by the pound sign.

A live audio webcast of the conference call will also be available on the Investors Relations page of Trinidad's website, www.trinidaddrilling.com.

CONSOLIDATED BALANCE SHEETS
As at December 31,
($ thousands)

	2008	2007
		(restated – note 3)
Assets		
Current assets		
Cash and cash equivalents	**31,202**	18,021
Accounts receivable	**225,744**	143,522
Inventory (note 5)	**14,834**	18,231
Prepaid expenses	**13,811**	2,879
Future income taxes (note 11)	**99**	-
	285,690	182,653
Deposits on capital assets	**11,581**	3,458
Capital assets (note 6)	**1,375,661**	1,110,730
Intangible assets (note 7)	**26,959**	31,181
Goodwill (note 8)	**162,173**	169,134
	1,862,064	1,497,156
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**134,764**	78,649
Dividends payable	**14,305**	-
Accrued trust distributions	**-**	9,616
Current portion of deferred revenue	**28,241**	6,890
Current portion of long-term debt (note 9)	**16,844**	1,679
Current portion of fair value of interest rate swaps	**5,747**	1,718
	199,901	98,552
Deferred revenue	**1,572**	4,038
Long-term debt (note 9)	**321,768**	402,489
Convertible debentures, net of transaction costs (note 10)	**323,381**	315,991
Fair value of interest rate swaps	**7,144**	4,211
Future income taxes (note 11)	**88,827**	37,373
	942,593	862,654
Shareholders' equity		
Shareholders' equity (note 12(a))	**828,882**	-
Unitholders' capital (note 12(b))	**-**	675,728
Exchangeable shares (note 13)	**-**	2,477
Convertible debentures (note 10)	**28,215**	28,223
Contributed surplus (note 12(c))	**19,043**	13,843
Accumulated other comprehensive income (loss)	**40,932**	(61,788)
Retained earnings (deficit)	**2,399**	(23,981)
	919,471	634,502
	1,862,064	1,497,156

Commitments (note 17)

(See Notes to the Consolidated Financial Statements)

Michael Heier
Director

Naveen Dargan
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

For the years ended December 31,

($ thousands except share and per share data)

	2008	2007
		(restated – note 3)
Revenue		
Oilfield services	**761,144**	627,105
Bareboat Charter (loss) gain (note 4)	**(4,667)**	1,400
Other	**1,423**	1,170
	757,900	629,675
Expenses		
Operating	**448,405**	364,773
General and administrative	**50,272**	43,844
Interest on long-term debt (note 9)	**23,709**	32,649
Interest on convertible debentures (note 10)	**34,934**	16,946
Stock-based compensation	**2,465**	2,450
Foreign exchange (gain) loss	**(33,478)**	12,354
Depreciation and amortization	**94,342**	72,260
Impairment of goodwill (note 8)	**38,154**	-
(Gain) loss on sale of assets	**(29,312)**	355
Reorganization costs	**2,766**	-
	632,257	545,631
Earnings before income taxes	**125,643**	84,044
Income taxes (note 11)		
Current tax expense	**1,504**	1,917
Future tax expense	**41,965**	2,603
	43,469	4,520
Net earnings	**82,174**	79,524
Dividends	**(47,396)**	-
Trust distributions	**(8,362)**	(115,264)
Charges for normal course issuer bid (note 12(a))	**(36)**	-
Retained earnings (deficit) - beginning of year	**(23,981)**	11,759
Retained earnings (deficit) - end of year	**2,399**	(23,981)
Earnings per share		
Basic	**0.90**	0.95
Diluted	**0.90**	0.94
Weighted average number of shares		
Basic	**90,804,564**	83,952,252
Diluted	**91,003,946**	84,957,250

(See Notes to the Consolidated Financial Statements)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME **For the years ended December 31,** ***($ thousands)***	**2008**	2007
Net earnings	**82,174**	79,524
Other comprehensive income (loss)		
Change in fair value of derivatives designated as cash flow hedges, net of income tax (note 16)	**(3,217)**	556
Foreign currency translation adjustment	**105,937**	(57,894)
Total other comprehensive income (loss)	**102,720**	(57,338)
Comprehensive income	**184,894**	22,186

(See Notes to the Consolidated Financial Statements)

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) **For the years ended December 31,** ***($ thousands)***	**2008**	2007
Accumulated other comprehensive loss - beginning of year	**(61,788)**	(750)
Adjust opening balance due to adoption of new accounting policies	**-**	(3,700)
Other comprehensive income (loss) during the year	**102,720**	(57,338)
Accumulated other comprehensive income (loss) - end of year	**40,932**	(61,788)

(See Notes to the Consolidated Financial Statements)

TRINIDAD DRILLING LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31, *($ thousands)*	2008	2007
Cash provided by (used in)		
Operating activities		
Net earnings for the year	**82,174**	79,524
Items not affecting cash		
Effective interest on financing costs (note 16)	**4,332**	2,904
Accretion on convertible debentures (note 10)	**4,836**	2,167
Stock-based compensation	**2,465**	2,450
Unrealized foreign exchange (gain) loss	**(31,835)**	12,507
Depreciation and amortization	**94,342**	72,260
Impairment of goodwill (note 8)	**38,154**	-
(Gain) loss on sale of assets	**(29,312)**	355
Future income tax expense	**41,965**	2,603
	207,121	174,770
Change in non-cash operating working capital	**(14,078)**	(2,757)
	193,043	172,013
Investing activities		
(Increase) decrease in deposits on capital assets	**(6,992)**	35,409
Acquisition of Victory Rig Equipment Corporation (note 4)	**(12,694)**	-
Acquisition of Axxis Drilling Inc. (note 4)	**-**	(124,411)
Purchase of capital assets	**(261,207)**	(261,631)
Proceeds from dispositions	**68,740**	1,209
Change in non-cash working capital	**(12,666)**	(11,003)
	(224,819)	(360,427)
Financing activities		
(Decrease) increase in long-term debt, net	**(89,209)**	6,813
Proceeds on share issuance (note 12)	**158,010**	-
Repurchased shares (note 12)	**(5,895)**	-
Proceeds from exercise of options (note 12)	**1,911**	2,515
Proceeds from debenture issuance	**-**	325,000
Increase (decrease) in deferred revenue	**17,739**	(3,120)
Dividends paid	**(33,091)**	-
Debt financing costs	**(600)**	(14,202)
Trust unit distribution (note 3)	**(17,978)**	(115,191)
	30,887	201,815
Cash flow from operating, investing, and financing activities	**(889)**	13,401
Effect of translation of foreign currency cash	**14,070**	(4,793)
Increase in cash for the year	**13,181**	8,608
Cash and cash equivalents - beginning of year	**18,021**	9,413
Cash and cash equivalents - end of year	**31,202**	18,021
Interest paid	**50,011**	45,362
Interest received	**523**	701
Taxes paid	**3,568**	258

(See Notes to the Consolidated Financial Statements)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. STRUCTURE OF THE CORPORATION

Organization

Trinidad Drilling Ltd. ("Trinidad" or the "Company") is incorporated under the laws of the Province of Alberta. The Company was formed by way of an arrangement under the Business Corporations Act of Alberta pursuant to an arrangement agreement dated January 9, 2008 between the Company and Trinidad Energy Services Income Trust (the "Trust"). The Arrangement involved the exchange, on a one-for-one basis of trust units and exchangeable shares, after accounting for the conversion factor applicable to the exchangeable shares, for common shares of Trinidad. The effective date of the Arrangement was March 10, 2008 - see note 3.

Trinidad is a growth-oriented corporation that trades on the Toronto Stock Exchange (TSX) under the symbols TDG and TDG.DB.

Operations

Trinidad operates in the drilling, well-servicing, coring and barge-drilling sectors of the North American oil and natural gas industry. Trinidad owns 113 land drilling rigs ranging in depths from 1,000 – 6,500 metres and operates in Canada, the United States and Mexico. In addition to its land drilling rigs, Trinidad has 23 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel.

2. ACCOUNTING POLICIES AND ESTIMATES

These Consolidated Financial Statements are prepared by management, in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

ACCOUNTING STANDARDS ADOPTED IN 2008

Inventories

The Canadian Institute of Chartered Accountants' ("CICA") Section 3031 - *Inventories* provides guidance on the measurement of inventory, by providing several appropriate valuation techniques to be used in the determination of the cost of inventory, based on the type of inventory held. The adoption of this new standard had no impact on the measurement of inventories; however, further disclosure was required, including the carrying value of each classification of inventory, a reconciliation of the expenses related to inventory used during the period and the disclosure of the amount of any write-downs or reversals of previously written-down amounts, if any - see note 5.

Inventory consists of parts, materials and labour related to the construction, recertification and refurbishment of rigs and rig-related equipment. Inventory is valued at the lower of cost (principally on the specific identification method) or net realizable value.

Capital disclosures

CICA Section 1535 – *Capital Disclosures* establishes both qualitative and quantitative disclosure requirements about an entity's capital and how it is managed. As a result of adopting this section, Trinidad is now required to disclose qualitative information about its objectives, policies and processes for managing capital, such that users of the financial statements will be able to evaluate the Company's management of capital - see note 15.

Goodwill and Intangible Assets

The CICA issued a new accounting standard, Section 3064 – *Goodwill and Intangible Assets*, which replaces Sections 3062 – *Goodwill and Other Intangible Assets* and 3450 – *Research and Development Costs*; and amended Section 1000 – *Financial Statement Concepts*. These accounting standards updates will be effective for fiscal years beginning on or after October 1, 2008 and Trinidad has early adopted during the fourth quarter of the fiscal year ended December 31, 2008. Section 3064 recommends standards for the recognition, measurement and disclosure of goodwill and intangible assets, including research and development costs, and Section 1000 has been amended to clarify the criteria for recognition of an asset. There was no impact to Trinidad's financial statements as a result of this adoption.

Financial instruments

The CICA issued two new accounting standards with respect to financial instruments: Section 3862 – *Financial Instruments – Disclosure* and Section 3863 – *Financial Instruments – Presentation*. Section 3862, adopted by Trinidad in conjunction with Section 3863, emphasizes disclosures regarding the nature and extent of the risks arising from financial instruments and how those risks are managed. Following the requirements of Section 3855 – *Financial Instruments – Recognition and Measurement,* adopted January 1, 2007; this new section recommends additional disclosures, including qualitative analysis of the financial instrument risks faced by Trinidad, as well as a quantitative analysis of the effect of changes to these risks, based on market conditions, and their potential impact on Trinidad – see note 16.

Section 3863 establishes recommendations for the presentation of financial instruments and non-financial derivatives in the financial statements. There was no impact of the adoption of this section as it is substantially similar to the previously adopted Section 3861 – *Financial Instruments – Disclosure and Presentation.*

Determination of Fair Market Value

The fair value of Trinidad's long-term debt was determined using current market price indicators and the fair-value of the convertible debentures was calculated at the quoted market price.

PREVIOUSLY ADOPTED ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of Trinidad and its subsidiaries, all of which are wholly-owned at December 31, 2008. Any reference to Trinidad throughout these consolidated financial statements refers to Trinidad and its subsidiaries. All inter-company transactions have been eliminated.

Cash and cash equivalents

Cash and cash equivalents consists of cash and short-term investments with maturities of three months or less.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Major renewals and improvements, which extend the future life of the asset, are capitalized, while repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying costs less accumulated amortization with any resulting gain or loss reflected in operations. Any deposits or advances on Trinidad's build programs are held as deposits on capital assets. Any costs incurred internally on the construction of rig and rig-related equipment are recorded as assets under construction. These costs will be held as deposits on capital assets or assets under construction until the related asset is ready for use, at which time it will be capitalized and subject to depreciation. Useful lives and the depreciation methods are examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Depreciation is based on the estimated useful lives of the assets and is as follows:

Barge drilling rigs and related equipment	9,125 drill days	Unit-of-production (10% salvage value)
Drilling rigs and related equipment	4,200 drill days	Unit-of-production (10% salvage value)
Drilling pipe and collars	1,300 drill days	Unit-of-production
Well servicing rigs	24,000 hours	Unit-of-production (20% salvage value)
Coring and surface casing rigs	15 years	Straight-line (20% salvage value)
Construction equipment	5 to 20 years	Straight-line
Buildings	25 years	Straight-line
Crew boats	15 years	Straight-line
Office furniture and other equipment	5 years	Straight-line
Automotive equipment	4 years	Straight-line (10% salvage value)

Intangible Assets

Intangible assets acquired in a business combination are measured at fair value at the date of acquisition. Following initial recognition, intangible assets are measured at fair value at the date of acquisition less any amortization and any impairment losses.

Intangible assets are amortized over their estimated useful lives as follows:

Customer Contracts	3 years	Straight-line
Patents	10 years	Straight-line
Customer relationships	5 years	Straight-line
Trade name	5 years	Straight-line
Non-compete agreements	3 years	Straight-line

Useful lives and the amortization methods are examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Trinidad does not have any internally generated intangible assets, nor does it have any intangible assets with indefinite lives.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the assets purchased and liabilities assumed. Goodwill is not subject to amortization, but is tested for impairment at least annually, on December 31, by applying a fair value-based test. Any goodwill impairment will be recognized as an expense if the carrying amount of goodwill exceeds its fair value.

Convertible debentures

Trinidad's convertible unsecured subordinated debentures have been classified as debt with a portion of the proceeds representing the value of the conversion option bifurcated to equity. The debt balance accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the Consolidated Statement of Operations. Upon conversion, portions of debt and equity are transferred into shareholders' equity.

Income tax

Trinidad follows the liability method of accounting for income tax. Under this method, income tax liabilities and assets are recognized for estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period that the change occurs.

Revenue recognition

Revenue from contract drilling services is valued based upon purchase orders or contracts with customers that specify fixed prices calculated on a daily or hourly base. Customer contracts do not include a provision for post-service delivery obligations. Revenue is recognized when services are performed and only when collectability is reasonably assured.

Revenue from construction operations is recognized on a percentage-of-completion basis and only when collectability is reasonably assured. Losses are provided for, in full, when first determined.

Deposits received on future contracts are recorded as deferred revenue and recognized as services are performed.

Stock-based compensation

Trinidad has established an Incentive Option Plan to provide an opportunity for officers, employees and consultants of Trinidad and its affiliates to participate in the growth and development of the Company.

Compensation expense associated with options granted under the Incentive Option Plan is deferred and recognized into earnings over the vesting period of the options granted with a corresponding increase in contributed surplus. Trinidad applies the fair value method using the Black-Scholes model to calculate compensation expense.

On March 11, 2008 the Company established a Deferred Share Unit Plan ("DSU") to provide a compensation system for members of the Board of Directors that is reflective of the responsibility, commitment and risk accompanying Board membership. Each DSU granted permits the holder to receive a cash payment equal to the fair value of the volume weighted-average share price for the five days preceding payment. DSUs granted are exercisable upon resignation or termination from the Board of Directors. Dividends are credited as additional DSUs when paid.

In addition, Trinidad has established a Performance Share Unit ("PSU") Plan to provide an opportunity for officers and employees of Trinidad and its affiliates to promote further alignment of interests between employees and the shareholders. The associated compensation expense is recognized as an accrued liability, over the vesting period, which is generally three years. The accrued liability is re-measured at the end of each reporting period based on the volume weighted average trading price of a Trinidad share for the five days immediately preceding period end. Dividends are credited as additional PSUs on the dividend payment date.

Basic and diluted per share calculations

Basic net earnings per share is computed by dividing the net earnings by the weighted average number of shares outstanding. Diluted net earnings per share amounts are computed by dividing net earnings plus interest on any dilutive convertible debentures by the dilutive shares outstanding. Dilutive shares are arrived at by taking the weighted average number of shares outstanding and giving effect to the potential dilution that would occur if in-the-money options were exercised under the treasury stock method and the dilution, if any, that would occur upon the conversion of the convertible debentures. The treasury stock method assumes that proceeds received from the exercise of in-the-money options and any unrecognized share incentive compensation are used to repurchase shares at the average market price.

Exchangeable shares

Exchangeable shares, which were issued by a subsidiary of the Trust, are convertible into trust units based on an exchange ratio, which is adjusted monthly to reflect the distributions paid on the Trust units. These exchangeable shares are not transferable to third parties and can only be disposed of by exchanging them for trust units. Upon conversion from a trust to a corporation (see note 3) these were fully exchanged.

Foreign currency transactions

Monetary items, including financial instruments, denominated in foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses denominated in foreign currency are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in earnings.

Foreign currency translation

Trinidad's United States ("US") and Mexico drilling operations are considered to be self-sustaining foreign operations and are translated using the current rate method, under which all revenues and expenses are translated at the average exchange rate for the period while assets and liabilities are translated at the current exchange rate in effect at the balance sheet date. Gains or losses resulting from these translation adjustments are included in the cumulative translation adjustment account in other comprehensive income.

Financial instruments and hedge accounting

Comprehensive Income

Gains and losses resulting from the translation of the assets and liabilities of the Company's self-sustaining foreign operations into Canadian dollars are included in the Consolidated Statements of Comprehensive Income (Loss) as a separate component of Other Comprehensive Income ("OCI").

Financial Instruments – Recognition and Measurement

All financial instruments are measured at fair value upon initial recognition of the transaction and measurement in subsequent periods is dependant on whether the instrument is classified as "held-for-trading", "available-for-sale", or "held-to-maturity".

Financial instruments classified as "held-for-trading" are subsequently re-valued to fair market value with changes in the fair value being recognized into earnings; financial instruments classified as "available-for-sale" are subsequently re-valued to fair market value with changes in the fair value being recognized to OCI and financial instruments designated as "held-to-maturity" are valued at amortized cost using the effective interest method of amortization.

As a result of the adoption of the financial instrument standard, long-term debt is recognized at amortized cost, at each reporting period, net of transaction costs directly attributable to the issuance of the debt. Similarly, costs related to the issuance of Trinidad's convertible debentures are netted against the carrying value of the convertible debentures and amortized into earnings over the life of the convertible debentures using the effective interest rate method.

Hedges

Trinidad utilizes derivative financial instruments to manage economic exposure to market risks relating to fluctuations in interest rates on the amount of floating rate debt outstanding. The Company formally documents all relationships between hedging instruments and the hedged items, the risk management objective and the method for assessing the effectiveness of the hedge. The effectiveness of the hedge is assessed both at inception of the hedge and throughout its term.

The application of hedge accounting to Trinidad's interest rate swaps has resulted in the designation of cash flow hedges whereby gains and losses resulting from changes in the fair value of the hedge are included in the Consolidated Statements of Comprehensive Income, to the extent that the hedge is effective

Derivative financial instruments are not used for trading or speculative purposes.

Financial instruments

Trinidad's financial assets and liabilities consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, fair value of interest rate swaps, convertible debentures, and long-term debt. The fair value of these financial assets and

liabilities approximates their carrying value, unless otherwise noted. It is management's opinion that Trinidad is not exposed to significant interest or credit risks other than such risk relating to non-hedged floating rate debt.

FUTURE CHANGES IN ACCOUNTING POLICIES

International Financial Reporting Standards

In February 2008, Canada's Accounting Standards Board ("AcSB") announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards ("IFRS") beginning January 1, 2011. Consequently, the transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The adoption of IFRS is intended to increase transparency and bring a higher degree of global comparability as IFRS has been adopted in more than 100 countries. Management is currently evaluating the effects of adopting IFRS on its consolidated financial statements and is in the design stage, including evaluation of key differences between Canadian GAAP and IFRS and creating new accounting policies. Trinidad cannot at this time reasonably estimate the impact of adopting IFRS on its consolidated financial statements.

3. THE ARRANGEMENT

On March 10, 2008, unitholders of the Trust and holders of the exchangeable shares (the "Securityholders") voted, and overwhelmingly approved, reorganizing the Trust, by way of a plan of arrangement under the Business Corporations Act (Alberta), into a corporation (the "Arrangement") pursuant to an arrangement agreement dated January 9, 2008 between Trinidad and the Trust. The purpose of the Arrangement was to convert the Trust back into a corporate structure that was better suited to its core business model of growth and capital appreciation for its Securityholders. Management and the Board of Directors believe that the best opportunity for creating value is by reinvesting a significant portion of overall cash flow back into the business and to focus on increasing overall per share earnings, cash flow, net asset value, as well as overall debt reduction and they believe that a corporate structure better positions Trinidad to pursue these initiatives. For financial reporting presentation purposes, these changes are being treated as if they occurred on January 1, 2008.

The Arrangement resulted in: (i) unitholders receiving Trinidad shares in exchange for their trust units on a one–for-one basis; and (ii) exchangeable shareholders receiving Trinidad shares on the same basis as unitholders based on the number of trust units into which such shares were exchangeable into on the effective date of the Arrangement.

Effective March 10, 2008, Trinidad established an Incentive Option Plan under which incentive options will be granted to officers, employees and consultants to provide an opportunity for these individuals to participate in the growth and development of the Company. The Incentive Option Plan was developed to replace the Unit Rights Incentive Plan of the Trust and, in accordance with the Arrangement, participants received incentive options on a one-for-one basis for the incentive rights held at the time of conversion. References to the "Incentive Options Plan", "options" and "dividends" should be read as references to "Unit Rights Incentive Plan", "rights" and "distributions", respectively, for periods prior to March 10, 2008.

4. ACQUISITIONS

Acquisition of the outstanding shares of Victory Rig Equipment Corporation

Effective August 18, 2008, Trinidad purchased all of the outstanding shares, operating assets and assumed all of the related obligations of Victory Rig Equipment Corporation ("Victory"), a Red Deer Alberta based, privately held fabrication company for consideration of $12.7 million. All earnings of Victory have been included in Trinidad's Consolidated Statements of Operations since August 18, 2008.

The consideration paid for this acquisition has been allocated under the purchase method as follows:

($ thousands)	2008
Purchase price allocated as follows:	
Capital assets	1,334
Other long-term assets	73
Intangible assets	4,290
Goodwill	11,901
Working capital deficiency	(491)
Long-term liabilities	(4,413)
	12,694
Financed as follows:	
Cash	12,694

The purchase price allocation has not been finalized as it is subject to contingent payments. Contingency payments have been accrued based on conditions at December 31, 2008. Changes to the contingency payments in the future will be offset by changes in goodwill.

Acquisition of assets of Axxis Drilling Inc.

Effective July 5, 2007, a subsidiary of Trinidad purchased substantially all of the assets of US-based Drilling Productivity Realized, L.L.C., P.C. Axxis, L.L.C., DPR International, L.L.C. and DPR Rentals, L.L.C. (collectively, "Axxis") for consideration of $148.1 million. Additionally, Trinidad acquired a commitment to construct an additional barge rig for approximately US$28.5 million, of which $5.6 million had been spent at the time of acquisition and was reimbursed to the former owners and included in the purchase price. The acquisition was funded through the issuance of $29.3 million of convertible debentures to the former shareholders of Axxis and $124.4 million in cash proceeds raised through a public issuance of 325,000 convertible debentures for gross proceeds of $325.0 million. Earnings of Axxis have been included in consolidated earnings since the closing date of July 5, 2007.

The consideration paid for this acquisition has been allocated under the purchase method as follows:

($ thousands)	2007
Purchase price allocated as follows:	
Capital assets	96,488
Assets under construction	5,624
Intangible assets	39,569
Goodwill	51,636
Long-term liabilities	(39,569)
	153,748
Financed as follows:	
Convertible debentures	29,337
Cash	124,411
	153,748

As a result of the acquisition of Axxis, Trinidad is obligated to pay US$12.5 million annually to the former shareholders of Axxis for three years subsequent to acquisition pertaining to provisions under the Bareboat Charters, discussed further in Note 17 – Commitments. The consideration will be paid annually and is contingent on the continued operation of three barge rigs currently under contract. To the extent that these contracts are terminated prior to the end of the three years subsequent to acquisition no further payments will be

required. The amount paid under this commitment is considered a cost of the purchase and has been included in the purchase price and will be accrued and recorded against the associated revenue earned from the rigs and reported net as Bareboat Charter income (loss).

5. INVENTORY

As at December 31, *($ thousands)*	**2008**	2007
Parts and materials	**10,378**	8,884
Work-in-progress	**4,456**	9,347
Total inventory	**14,834**	18,231

All inventory balances are carried at the lower of cost or net realizable value. The construction operations regularly utilize inventory in the construction, modification and recertification of rigs and rig related equipment. For the year ended December 31, 2008, there were no material inventory write-downs or reversals of previously written-down amounts.

Throughout the year the amount of inventories recognized as an expense were:

As at December 31, *($ thousands)*	**2008**	2007
Raw materials and consumables purchased	**126,706**	79,360
Labour costs	**18,935**	14,412
Other costs	**759**	361
Net change in inventory	**3,397**	(10,780)
Amount of inventories expensed in period	**149,797**	83,353

6. CAPITAL ASSETS

As at December 31, *($ thousands)*	**Cost**	**2008** **Accumulated Depreciation**	**Net Book Value**
Rigs and rig-related equipment	**1,440,511**	**262,242**	**1,178,269**
Automotive equipment and other equipment	**28,266**	**13,020**	**15,246**
Construction equipment	**1,776**	**326**	**1,450**
Building	**33,306**	**3,047**	**30,259**
Land	**12,740**	**-**	**12,740**
Assets under construction	**137,697**	**-**	**137,697**
	1,654,296	**278,635**	**1,375,661**

As at December 31, *($ thousands)*	Cost	2007 Accumulated Depreciation	Net Book Value
Rigs and rig-related equipment	1,176,314	156,759	1,019,555
Automotive equipment and other equipment	24,285	7,785	16,500
Construction equipment	763	141	622
Building	29,362	1,997	27,365
Land	12,820	-	12,820
Assets under construction	33,868	-	33,868
	1,277,412	166,682	1,110,730

7. INTANGIBLE ASSETS

As at December 31, ***($ thousands)***	**Cost**	**2008** **Accumulated Amortization**	**Net Book Value**
Customer contracts	**30,964**	**8,083**	**22,881**
Patents	**3,000**	**111**	**2,889**
Customer relationships	**370**	**27**	**343**
Trade name	**790**	**58**	**732**
Non-compete agreements	**130**	**16**	**114**
	35,254	**8,295**	**26,959**

As at December 31, *($ thousands)*	Cost	2007 Accumulated Amortization	Net Book Value
Customer contracts	39,569	8,605	30,964
	39,569	8,605	30,964

There are no internally developed intangible assets.

The aggregate amortization expense for the intangible assets for the year ended December 31, 2008 is $8.4 million (2007 - $8.6 million) and is included in depreciation and amortization.

8. GOODWILL

During the annual impairment test on goodwill balances, Trinidad concluded that decreases in the market, including declines in oil and natural gas drilling programs, resulted in reductions to the Company's financial budgets. Further review, on an individual segment basis, indicated that the carrying value of goodwill in the Canadian Drilling Operations exceeded its fair value.

As a result, Trinidad recorded an impairment charge of $38.2 million in the Canadian operating segment and determined that there were no impairments in any other operating segments as their fair values exceeded carrying values.

The changes in goodwill during the year are as follows:

As at December 31, ***($ thousands)***	**2008**
Balance, beginning of year	**169,134**
Additions due to acquisitions	**11,901**
Impairment of goodwill	**(38,154)**
Adjustments due to foreign exchange	**19,292**
Balance, end of year	**162,173**

9. LONG-TERM DEBT

As at December 31, *($ thousands)*	**2008**	2007
Credit facilities, net of transaction costs (a)	**307,772**	364,563
Building loans (b)	**7,921**	8,349
Other equipment loans (c)	**38**	292
Deferred purchase obligation (d)	**22,881**	30,964
	338,612	404,168
Less: current portion of long-term debt	**(16,844)**	(1,679)
	321,768	402,489

a) Effective April 18, 2006, Trinidad entered into a syndicated loan facility comprised of a $250.0 million Canadian Revolving Credit Facility and a $100.0 million Canadian five-year term facility. The Canadian Revolving Credit Facility requires monthly interest payments and is renewable annually subject to the mutual consent of the lenders and Trinidad. To the extent that the facility is not renewed, the drawn-down principal would be due 364 days later. The Canadian term loan requires monthly interest payments based on a spread over the one, two or three-month Bankers' Acceptance (BA) rate and requires repayment based on 1% annual amortization and a balloon payment at its maturity date of May 1, 2011.

Concurrently, a US subsidiary of the Company entered into a US$125.0 million five-year term facility to fund the US operations. This facility requires monthly interest payments based on a spread over the one, two or three-month LIBOR rate and requires repayment based on 1% annual amortization and a balloon payment at its maturity date of May 1, 2011.

These facilities represent a combined Canadian dollar equivalent debt capacity of approximately $502.3 million and were structured by GE Energy Financial Services and syndicated by GE Capital Markets, Inc. The members of the syndicate group include major Canadian, United States and International financial institutions. This debt is secured by a general guarantee over the assets of Trinidad and its subsidiaries. Refer to note 22, Subsequent events, on "Early Renewal of Revolving Credit Facility".

The effective interest rate on these facilities was 6.8% for the year ended December 31, 2008 (2007 – 7.4%).

b) On December 15, 2005, Trinidad entered into a $9.1 million non-revolving credit facility with GE Canada on properties held by the Company. The facility requires monthly interest payments at a rate of 6.26% per annum, matures June 2011 and is secured by the respective properties.

c) Other equipment loans are payable over various periods from two months to 28 months at interest rates varying from 0% to 8.3% per annum, and are secured by the related assets.

d) In connection with the acquisition of the assets of Axxis on July 5, 2007, Trinidad committed to pay US$12.5 million annually to the former shareholders of Axxis for the three years subsequent to acquisition pertaining to provisions under the Bareboat Charters, discussed further in Note 17 – Commitments. The consideration will be paid annually and is contingent on the continued operation of the three barge rigs currently under contract. To the extent that these contracts are terminated prior to the end of the three years no further payments will be required.

10. CONVERTIBLE DEBENTURES

For the year ended December 31, *($ thousands)*	2008	2007
Convertible debentures – opening balance	315,991	-
Convertible debentures issued, net of transaction costs	-	340,735
Valuation of conversion feature	-	(28,223)
Debt component of convertible debentures	315,991	312,512
Conversion of convertible debentures	(87)	-
Amortization of discount	4,836	2,167
Effective interest on transaction costs	2,641	1,312
Convertible debentures – ending balance	323,381	315,991

On July 5, 2007, Trinidad issued $354.3 million in convertible unsecured subordinated debentures. The debentures are convertible into shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $19.30, have a face value of $1,000, coupon rate of 7.75% and mature July 31, 2012; with interest being paid semi-annually on June 30 and December 31. Trinidad has the option to redeem the debentures in whole or in part at a redemption price of $1,000 between December 31, 2010 and their maturity date. Upon redemption or maturity, the Company may elect to satisfy its obligation to repay the principal by issuing shares.

The value of the conversion feature was determined using the Black-Scholes fair value model to be $28.2 million and has been recorded as equity with the remaining $326.1 million allocated to long-term debt, net of $13.6 million in transaction costs. The debentures are being accreted such that the liability at maturity will equal the face value of $354.3 million. For the year ended December 31, 2008 there were conversions of 95 debentures into shares, reducing the overall convertible debenture balance by $0.1 million of which $0.1 million was allocated to debt.

Interest on convertible debentures of $34.9 million represents coupon payments of $27.5 million, $4.8 million pertaining to the accretion of the convertible debenture and $2.6 million pertaining to the effective interest on financing costs for the year ended December 31, 2008.

11. INCOME TAXES

For the years ended December 31, *($ thousands except percentages)*	2008	2007
Net income before tax	125,643	84,044
Corporate tax rate	30.19%	32.95%
Tax expense at statutory rate	37,932	27,692
Tax reduction arising from trust income distribution	(7,309)	(24,887)
Non-deductible expenses	12,555	1,013
Statutory and other rate differences	3,300	(1,138)
Effect of change in expected tax rate	(2,986)	1,470
Large corporation tax expense	(142)	-
Texas margin tax	-	738
Other	119	(368)
Total tax expense	43,469	4,520

Trinidad's income is subject to Canadian federal and provincial taxes, US federal and state taxes, and Mexico federal taxes. For 2008, $7.4 million pertains to Canadian entities; as Trinidad is subject to both federal taxes as well as provincial taxes in Alberta, British Columbia and Saskatchewan, as it operates in those jurisdictions. The remaining tax expense, with the exception of $0.5 million which

pertains to the new Mexican entity, is driven from the US entities as taxes are calculated based on a blended rate made up of the federal rate and a pro-rata of the following states: Colorado, Kansas, Louisiana and Oklahoma.

The liability and asset for future income taxes on Trinidad's balance sheet is comprised of the following temporary differences:

As at December 31, ***($ thousands)***	**2008**	2007
Loss carry-forward	**12**	-
Deferred costs	**87**	-
Current future tax asset	**99**	-
Loss carry-forward	**88,406**	44,235
Capital and other intangible assets	**(184,226)**	(84,801)
Interest rate swap	**6,250**	3,087
Financing costs	**743**	106
Long-term future tax liability	**(88,827)**	(37,373)

Loss carry-forwards of $279.6 million have been recognized for income tax purposes and are due to expire between 2025 and 2027.

12. SHAREHOLDERS' EQUITY AND CONTRIBUTED SURPLUS

a) Shareholders' equity

Authorized
Unlimited number of common shares, voting, participating

For the years ended December 31, ***($ thousands except share data)***	**2008**		2007	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Shareholders' equity – opening balance	**-**	**-**	-	-
Shares issued pursuant to the Arrangement (note 3)	**84,035,873**	**678,282**	-	-
Shares issued for cash, net of transaction costs	**12,132,353**	**158,010**	-	-
Shares issued on exercise of options	**241,634**	**1,851**	-	-
Shares issued on conversion of convertible debentures	**4,921**	**95**	-	-
Shares repurchased under normal course issuer bid	**(1,048,800)**	**(9,122)**	-	-
Contributed surplus transferred on exercised options	**-**	**279**	-	-
	95,365,981	**829,395**	-	-
Shares repurchased, but not cancelled	**(138,600)**	**(513)**	-	-
Shareholders' equity – closing balance	**95,227,381**	**828,882**	-	-

Pursuant to the Arrangement (note 3), Trinidad exchanged all outstanding trust units for commons shares on March 10, 2008.

Effective September 2, 2008, Trinidad announced its intent to acquire, for cancellation, up to 10% (9,373,221 common shares) of the Company's public float by way of normal course issuer bid ("NCIB") commencing September 4, 2008 and extending to the earlier of September 3, 2009 or the date upon which the Company acquires the maximum number of common shares to be purchased pursuant to the NCIB. During 2008, Trinidad acquired 1,187,400 shares, at an average cost of $4.96 per share, of which 1,048,800 shares were cancelled and 138,600 shares were held in treasury at the end of the year at a total cost of $5.9 million. The excess of the purchase price over the carrying amount of the common shares acquired and cancelled is recorded against retained earnings. However, if the purchase price is lower than the carrying amount of the common shares acquired and cancelled it is recorded as contributed surplus.

Basic earnings per share is calculated using the weighted average number of common share outstanding for the year ended December 31, 2008 of 90,804,564 (2007 – 83,952,252). For purposes of calculating diluted earnings per share, 199,382 shares related to the Incentive Option Plan for the year ended December 31, 2008 (2007 – 1,004,998) were added to the weighted average calculation.

b) Unitholders' capital

For the years ended December 31, *($ thousands except unit data)*	**2008**		2007	
	Number of Units	**Amount $**	Number of Units	Amount $
Unitholders' capital – opening balance	**83,615,790**	**675,728**	82,981,952	669,584
Trust units issued on conversion of exchangeable shares	**412,233**	**2,477**	356,404	3,300
Trust units issued on exercise of rights	**7,850**	**67**	277,434	2,515
Contributed surplus transferred on exercised rights	-	**10**	-	329
Trust units cancelled under the Arrangement (note 3)	**(84,035,873)**	**(678,282)**	-	-
Unitholders' capital – ending balance	-	-	83,615,790	675,728

Pursuant to the Arrangement (note 3), The Trust cancelled all trust units on March 10, 2008.

c) Contributed surplus

For the years ended December 31, *($ thousands)*	**2008**	2007
Contributed surplus – opening balance	**13,843**	11,722
Stock-based compensation expense	**1,713**	2,450
Contributed surplus transferred on exercise of options	**(289)**	(329)
Effect of NCIB	**3,776**	-
Contributed surplus – ending balance	**19,043**	13,843

13. EXCHANGEABLE SHARES

Trinidad has the following exchangeable shares outstanding:

For the years ended December 31, *($ thousands except share data)*	**2008**		2007	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Exchangeable shares – opening balance	**300,599**	**2,477**	611,966	5,777
Exchangeable shares exchanged, Initial Series	**(253,430)**	**(1,977)**	-	-
Exchangeable shares exchanged, Series C	**(47,169)**	**(500)**	(311,367)	(3,300)
Exchangeable shares – ending balance	-	-	300,599	2,477

Pursuant to the Arrangement (note 3) all the exchangeable shares of Trinidad were converted based on the exchange ratio in effect at the time of conversion to trust units and subsequently exchanged on a one-for-one basis for common shares. The initial series exchangeable shares were exchanged at a ratio of 1.39024 providing for 352,328 trust units upon conversion. The Series C exchangeable shares were exchanged at a ratio of 1.27001 providing for 59,905 trust units upon conversion.

14. INCENTIVE OPTION PLAN

On May 2, 2003, the Trust established the Unit Rights Incentive Plan and pursuant to the Arrangement on March 10, 2008, all outstanding incentive rights were exchanged, on a one-for-one basis, for incentive options under the new Incentive Option Plan. The Incentive Option Plan was created to assist officers, employees and consultants of Trinidad and its subsidiaries to participate in the

growth and development of the Company. The Incentive Option Plan is substantially identical to the Unit Rights Incentive Plan; however, does not include an exercise price reduction mechanism.

Options granted vest 50% immediately and 25% on the first and second anniversary of the date of grant (unless otherwise determined by the Board of Directors at the time of issuance) and shall be exercisable for a period of five years from the date of grant.

The following summarizes the options that are outstanding under Trinidad's Incentive Option Plan as at December 31, 2008 and 2007 and the changes during these periods:

For the years ended December 31,	**2008**		2007	
	Number of Options	**Weighted Average Exercise Price ($)**	Number of Rights	Weighted Average Exercise Price ($)
Outstanding – beginning of year	**7,965,670**	**12.55**	8,246,839	12.43
Granted during the period	**823,810**	**11.95**	63,486	13.44
Exercised during the period	**(249,484)**	**7.69**	(277,434)	9.06
Forfeited during the period	**(280,501)**	**11.83**	(67,221)	13.38
Outstanding – end of year	**8,259,495**	**12.66**	7,965,670	12.55

The range of exercise prices for the options outstanding at December 31, 2008 is as follows:

	Total Options Outstanding			**Exercisable Options**	
Range of Exercise Prices	**Number**	**Weighted Average Exercise Price ($)**	**Weighted Average Remaining Life (years)**	**Number**	**Weighted Average Exercise Price ($)**
$7.21 - $9.50	842,910	8.31	0.45	842,909	8.31
$9.51 - $12.00	1,949,985	10.60	2.48	1,538,080	10.24
$12.01 - $14.00	3,440,023	12.39	2.06	3,424,152	12.39
$14.01 - $16.83	2,026,577	16.76	2.03	2,026,577	16.76
$7.21 - $16.83	8,259,495	12.66	1.99	7,831,718	12.66

Trinidad uses the Black-Scholes option-pricing model to determine the estimated fair value of the options granted subsequent to January 1, 2003. The per share weighted average fair value of options granted during the year ended December 31, 2008 was $2.47 (2007 - $1.49). For the year ended December 31, 2008, Trinidad recognized compensation expense included in the calculation of net earnings of $1.7 million (2007 - $2.5 million) using the following weighted average assumptions:

For the years ended December 31,	**2008**	2007
Expected volatility	**38.8%**	31.9%
Annual dividend yield	**5.0%**	10.3%
Risk-free interest rate	**3.0%**	3.9%
Expected life (years)	**3.0**	3.0

The options will have an exercise price not exceeding the closing trading price for the common shares on the TSX on the date immediately preceding the date of grant and not less than the price permitted by applicable securities law.

On March 11, 2008 Trinidad established a Deferred Share Unit Plan ("DSU") to provide a compensation system for members of the Board of Directors of Trinidad that is reflective of the responsibility, commitment and risk accompanying Board membership. Each DSU granted permits the holder to receive a cash payment equal to the fair value of the volume weighted-average Trinidad share price for the five days preceding payment. DSUs granted are exercisable upon resignation or termination from the Board of Directors. Dividends are credited as additional DSUs when paid.

As at December 31, 2008, there were 40,732 Deferred Share Units outstanding, with a mark-to-market liability of $0.2 million, which is included in accounts payable and accrued liabilities. The expense related to the DSUs is recognized in stock-based compensation in the Consolidated Statement of Operations.

Effective January 1, 2008 Trinidad established a Performance Share Unit Plan ("PSU") to provide an opportunity for officers and employees of Trinidad and its subsidiaries to promote further alignment of interests between employees and the shareholders and to participate in the growth and development of the Company. Each PSU granted permits the holder to receive a cash payment equal to the fair value of the volume weighted-average Trinidad share price for the five days preceding payment. PSUs granted vest 50% on December 31, 2008 and the remainder vest December 31, 2009. Dividends are credited as additional PSUs on the dividend payment date.

As at December 31, 2008, there were 237,000 Performance Share Units outstanding, with a mark-to-market liability of $0.6 million, which is included in accounts payable and accrued liabilities. The expense related to the PSUs is recognized in stock-based compensation in the Consolidated Statement of Operations.

15. CAPITAL MANAGEMENT

Trinidad's capital is comprised of debt, convertible debentures and shareholders' equity, less cash and cash equivalents. Management regularly monitors total capitalization to ensure flexibility in the pursuit of ongoing initiatives, while ensuring that shareholder returns are being maximized. The overall capitalization of the Company is outlined below:

For the years ended December 31, ***($ thousands)***	**2008**	2007
Long-term debt (1)	**316,564**	407,786
Convertible debentures (1)	**333,029**	328,281
Total debt	**649,593**	736,067
Shareholders' equity	**919,471**	634,502
Less: cash and cash equivalents	**(31,202)**	(18,021)
Total capitalization	**1,537,862**	1,352,548

(1) Balance outstanding without consideration of transaction costs.

Management is focused on several objectives while managing the capital structure of the Company. Specifically:

a) Ensuring Trinidad has the financing capacity to continue to execute on opportunities to increase overall market share through strategic acquisitions and fleet construction programs that add value for our shareholders;

b) Maintaining a strong capital base to ensure that investor, creditor and market confidence is secured;

c) Maintaining balance sheet strength, ensuring Trinidad's strategic objectives are met, while retaining an appropriate amount of leverage;

d) Providing shareholder return through dividends to ensure that income-oriented investors are provided a cash yield; and

e) Safeguarding the entity's ability to continue as a going concern, such that it continues to provide returns for shareholders and benefits for other stakeholders.

Trinidad manages its capital structure based on current economic conditions, the risk characteristics of the underlying assets, and Trinidad's planned capital requirements, within guidelines approved by its Board of Directors. Total capitalization is maintained or adjusted by drawing on existing debt facilities, issuing new debt or equity securities when opportunities are identified and through the disposition of underperforming assets to reduce debt or equity when required. On March 10, 2008, Trinidad converted from a growth-oriented income trust to a growth-oriented, dividend-paying corporation. As a result of this conversion the capital focus of the Company was shifted to realign with prior objectives of aggressive growth in its business and increasing returns to shareholders. Prior to the

conversion Trinidad was subject to the "Normal Growth" provisions enacted under Bill C-52, which effectively limited the growth the Company could pursue. No longer constrained by these provisions, under the new corporate structure, management will be better positioned to pursue identified growth opportunities.

The Company's syndicated loan facility is subject to five financial covenants, which are reported to the bank on either a monthly or quarterly basis. These covenants are used by management to monitor capital, with increased focus on the Consolidated Leverage Ratio. This ratio is calculated as the consolidated debt balance divided by consolidated net earnings adjusted by interest on long-term debt, depreciation and amortization, income taxes, gain/loss on sales of assets and foreign exchange for the rolling four quarters, and must be maintained below 2.5:1. For the rolling four quarters ending December 31, 2008, this ratio was 1.43:1 (December 31, 2007 – 1.85:1), which remains in compliance with all of the banking syndicate's financial covenants.

Despite recent commodity, equity and financial market turbulence, Trinidad remains comfortable with its existing capital structure. Long-term debt is made up of three components, two five-year term facilities that mature in May 2011 and a revolving credit facility that is renewed annually in April. The term facilities are comprised of a $100.0 million Canadian facility and a US$125.0 million US facility. As well, Trinidad's Canadian revolving credit facility has a maximum capacity of $250.0 million and at the end of the year Trinidad had drawn only $65.0 million or 26%. These three debt facilities are held by a broad syndicate of well-respected financial institutions and covered by a general set of covenants, which the Company comfortably met at year-end.

As well, within the fourth quarter, Trinidad received the remaining balance owing of US$48.2 million in relation to the sale of the barge rig completed in July 2008, which the Company plans to allocate to capital commitments under the 2008/2009 rig construction program.

16. FINANCIAL INSTRUMENTS

Carrying Value and Fair Value Disclosures on Financial Instruments

Trinidad's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, interest rate swaps, long-term debt, and the convertible debentures. The carrying amounts of these financial instruments, reported on the Company's Consolidated Balance Sheets, approximates their fair values due to their short-term nature, with the exception of the long-term debt and the convertible debentures.

The carrying values of Trinidad's financial instruments are as follows:

	December 31, 2008			
($ thousands)	**Held for Trading**	**Loans and Receivables**	**Other Liabilities**	**Total Carrying Value**
Cash and cash equivalents	**31,202**	**-**	**-**	**31,202**
Accounts receivable	**-**	**225,744**	**-**	**225,744**
Accounts payable and accrued liabilities	**-**	**-**	**134,764**	**134,764**
Interest rate swaps	**-**	**-**	**12,891**	**12,891**
Long-term debt	**-**	**-**	**315,731**	**315,731**
Convertible debentures	**-**	**-**	**351,596**	**351,596**

	December 31, 2007			
($ thousands)	Held for Trading	Loans and Receivables	Other Liabilities	Total Carrying Value
Cash and cash equivalents	18,021	-	-	18,021
Accounts receivable	-	143,522	-	143,522
Accounts payable and accrued liabilities	-	-	78,649	78,649
Interest rate swaps	-	-	5,929	5,929
Long-term debt	-	-	373,204	373,204
Convertible debentures	-	-	344,214	344,214

The fair values and carrying values of Trinidad's financial instruments are as follows:

	December 31, 2008		December 31, 2007	
($ thousands)	**Fair Value**	**Carrying Value**	Fair Value	Carrying Value
Interest rate swaps	**12,891**	**12,891**	5,929	5,929
Credit facilities (1)				
Canadian Revolving Credit Facility	**62,980**	**65,000**	147,256	148,000
Canadian Term Facility	**91,937**	**97,333**	96,837	98,334
US Term Facility	**139,974**	**148,190**	119,991	121,847
Convertible debentures (1)	**214,317**	**361,245**	337,506	356,504
Other debt	**6,168**	**7,959**	8.509	8,641
	528,267	**692,618**	707,528	739,255

(1) The convertible debentures and credit facilities are recorded at their gross amounts and do not include transaction costs incurred on their issuance and the convertible debentures carrying value includes both the debt and equity components.

Trinidad has estimated the fair value amounts using appropriate valuation methodologies and information available to management as of the valuation dates. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it was practicable to estimate that value:

- *Cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities* – The carrying amounts approximate fair value because of the short maturity of these instruments.
- *Interest rate swaps* – The fair value of the interest rate swaps is based on the quoted market prices at the date of valuation.
- *Long-term debt* – The fair value of the various pieces of long-term debt are based on values quoted from third-party financial institutions using current market price indicators.
- *Convertible debentures* – The fair value is based on the closing market price on the date of valuation.

Interest rate swap

Trinidad entered into two cash flow hedges using interest rate swap arrangements to hedge the floating interest rate on 50% of the outstanding balance of the US and Canadian term debt facilities. These contracts have been recorded at their fair value on the Company's Consolidated Financial Statements. During the year ended December 31, 2008, Trinidad recorded a loss of $3.2 million (2007 - $0.6 million gain) in OCI, net of $1.8 million in taxes (2007 - $1.6 million), due to the change in fair value of the cash flow hedge. Trinidad has assessed 100% hedge effectiveness as the terms of the interest rate swap arrangements coincide with the US and Canadian term debt facilities; hence the entire change in fair value has been recorded in OCI.

Financing costs

The carrying value of the long-term debt and convertible debentures was recorded net of debt issuance costs. Under the effective interest rate method Trinidad recorded interest expense of $1.7 million for the year ended December 31, 2008 (2007 - $1.6 million) relating to costs under the debt facility. In addition, Trinidad also recognized interest expense of $2.6 million (2007 – $1.3 million) relating to costs associated with the convertible debentures for the same period using the effective interest method.

Nature and Extent of Risks Arising from Financial Instruments

Trinidad is exposed to a number of market risks arising through the use of financial instruments in the ordinary course of business. Specifically, Trinidad is subject to credit risk, currency risk, interest rate risk and liquidity risk.

Credit Risk

Trinidad is exposed to credit risk as a result of extending credit to customers prior to receiving payment for services to be performed, creating exposure on accounts receivable balances with trade customers. This exposure to credit risk is managed through a corporate credit policy whereby upfront evaluations are performed on all customers and credit is granted based on payment history, financial conditions and anticipated industry conditions. In the instance that a customer does not meet initial credit evaluations, work may be performed subject to a prepayment of services. Customer payments are continuously monitored to ensure the creditworthiness of all customers with outstanding balances and when collectability becomes questionable a provision for doubtful accounts has been established.

The following is a reconciliation of the change in the reserve balance:

As at December 31, ***($ thousands)***	**2008**	2007
Opening reserve balance	**4,364**	5,132
Increase in reserve recorded in the Statement of Operations in the current period	**2,534**	3,929
Working capital adjustments relating to acquisitions	**-**	(4,455)
Write-offs charged against the reserve	**(1,122)**	(149)
Recoveries of amounts previously written–off	**(927)**	(93)
Reserve allowance at period end	**4,849**	4,364

As at December 31, 2008, Trinidad had accounts receivable of $17.6 million that were greater than 90 days for which no provision had been established, as the Company believes that these amounts will be collected.

Currency Risk

Trinidad's operations are affected by fluctuations in currency exchange rates due to the Company's expansion into the US marketplace and reliance on US suppliers to deliver components used by its manufacturing subsidiaries. The exposure to realized foreign currency fluctuations from its US subsidiaries is mitigated due to the independence of the US operations from its Canadian parent for cash flow requirements to satisfy daily operations, creating a natural hedge. However, upon consolidation, Trinidad is exposed to unrealized fluctuations in the gains and losses on consolidation and US dollar-denominated intercompany balances between the US and Canadian

entities. As at December 31, 2008, the Company did not have any foreign currency hedges in place. The Company may, however, hedge foreign currency rates in the future, depending on the business environment and growth opportunities.

As at December 31, 2008, portions of Trinidad's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities were denominated in US dollars. In addition, Trinidad's US subsidiary is subject to translation gains and losses upon consolidation. Based on these US dollar financial instrument closing balances, net income for the year ended December 31, 2008, would have fluctuated by approximately $0.8 million, and OCI would have fluctuated by $3.6 million for the year ended December 31, 2008, for every $0.01 variation in the value of the US/Canadian exchange rate.

Interest Rate Risk

Trinidad is subject to risk exposure related to changes in interest rates on borrowings under the credit facilities which are subject to floating interest rates. In order to hedge this overall risk exposure Trinidad entered into interest rate swaps on 50% of the outstanding borrowings under the US and Canadian term credit facilities, rendering them partially fixed. As at December 31, 2008, Trinidad had $310 million outstanding under the credit facilities. A change of one percent in the interest rates would cause a $1.9 million change in the interest expense for the year ended December 31, 2008.

Liquidity Risk

Liquidity risk is the risk that Trinidad will not be able to meet its financial obligations as they become due. The Company actively manages its liquidity through daily, weekly and longer-term cash outlook and debt management strategies. Trinidad's policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations are met as they fall due. To achieve this objective, the Company:

- Maintains cash balances and liquid investments with highly-rated counterparties;
- Limits the maturity of cash balances; and
- Borrows the bulk of its debt needs under committed bank lines or other term financing.

The following maturity analysis shows the remaining contractual maturities for Trinidad's financial liabilities:

As at December 31, 2008 ***($ thousands)***	**2009**	**2010**	**2011**	**2012**	**2013**	**Thereafter**
Accounts payable and accrued liabilities	134,764	-	-	-	-	-
Interest rate swaps	5,747	5,228	1,916	-	-	-
Canadian revolving debt (1)	-	65,000	-	-	-	-
Canadian term debt	1,000	1,000	95,333	-	-	-
US term debt	1,523	1,523	145,145	-	-	-
Other debt	481	491	6,987	-	-	-
Convertible debentures (2)	-	-	-	-	-	-
Interest payments on contractual obligations	40,892	36,702	30,202	13,731	-	-
Total	184,407	109,944	279,583	13,731	-	-

(1) The revolving debt facility is renewable annually, subject to the mutual consent of the lenders. To the extent that it is not renewed, the drawn-down balance would become due 364 days later. Trinidad anticipates this debt facility to be renewed into the future.
(2) At maturity or redemption, the Company may elect to satisfy its obligation through the issuance of common shares and therefore no commitment has been recorded.

17. COMMITMENTS

Trinidad has several capital and operating lease agreements on buildings and equipment. The future lease obligations for the next five years are summarized below:

($ thousands)	
2009	**3,746**
2010	**3,054**
2011	**7,827**
2012	**702**
2013	**603**
Thereafter	**-**

Rig Construction Program

Trinidad has announced its intent to further expand its existing drilling fleet through the construction of an additional ten drilling rigs which are expected to be deployed in the US. These drilling rigs will have depth capacities ranging from 16,000 feet to 18,000 feet and are backed by three to five year long-term, take-or-pay contracts with three major North American oil and natural gas exploration and production companies which provides Trinidad with a guaranteed utilization rate of 100% on these rigs over their respective contract terms. Three rigs were deployed in the fourth quarter of 2008, with the remaining seven rigs to be delivered throughout 2009.

Service Rig Construction Program

In conjunction with the 2008/2009 drilling rig construction program, Trinidad has added three new well servicing rigs following a new rig design which provides improved pressure control, better safety features and lower operating costs. The three new service rigs have depth capacities of 2,800 metres. Two rigs were delivered in the fourth quarter of 2008, with an additional service rig added to the fleet in conjunction with the Victory acquisition. Refer to note 22, Subsequent events, on "Updated 2009 Capital Expenditure Budget".

Bareboat Charters

As a part of the Axxis acquisition, Trinidad entered into an Assignment Agreement in which the contracts to operate three barge rigs (the "Bareboat Charters" or "Charter") were transferred to Trinidad. Under the Bareboat Charters, Trinidad is committed to operate the rigs on behalf of a third party. In turn, as the owners of the rigs, this third party is entitled to receive 25% of the net operating revenues (gross revenue minus $1,200 per day general and administrative cost) and 50% of the net margin earned under each Charter. Under the original agreement any earnings in excess of this payment were to be retained as compensation for the operation of the barge rigs; however, as part of the purchase agreement Trinidad committed to pay the former shareholders of Axxis US $12.5 million per year for the three years subsequent to acquisition, of which one-third of the payment, or US $4.2 million, shall be attributable to each of the three Bareboat Charters.

This payment is contingent on the continued operation of the rigs and to the extent that the contract is terminated by the rigs' owner, no further payments will be required. This fixed payment was structured to represent the residual earnings in excess of the payment to the third party; hence Trinidad is exposed to minimal risk and rewards of the arrangement. In the instance that dayrates or expenses fluctuate from the original provisions in the Bareboat Charters, Trinidad is exposed to the residual gain or loss; however, it was determined the impact would not be significant in relation to the contracted amounts. Trinidad has disclosed all transactions pertaining to the Bareboat Charters on a net basis. Trinidad does not bear the significant risks and rewards of the arrangement nor does it absorb the associated credit risk or asset risk.

18. SEGMENTED INFORMATION

Since Trinidad announced its intention to expand operations into the US marketplace in 2005, its operations have been diversified from its primary geographical focus in Western Canada to include various locations in the United States, such that a significant proportion of Trinidad's operations now occur in the US marketplace. The acquisitions of Cheyenne Drilling and Axxis, as well as Trinidad's rig construction programs have provided additional rigs of varying depths and capabilities for US operations, which complemented the drilling fleet operating in the Canadian market and expanded Trinidad's overall drilling operations. Despite the similarities in the assets acquired, the increased management depth in the US and the varying conditions between the Canadian and US markets have resulted in management evaluating Trinidad's drilling performance on a geographically segmented basis. Trinidad's newly established operations in Mexico have been combined with the US operations as these operations did not meet the requirement for disclosure as a separate segment.

The acquisition of Mastco in 2006 and Victory in 2008 further broadened the operations of Trinidad to include the capability to design, manufacture, sell and refurbish drilling rigs and related equipment. The unique characteristics of this subsidiary, which are different from Trinidad's core drilling operations, have resulted in management's separate evaluation of its results. Transactions between the segments are recorded at cost and have been eliminated upon consolidation.

For the year ended December 31, 2008 ***($ thousands)***	**Canadian Drilling Operations**	**United States/ Mexico Drilling Operations**	**Construction Operations**	**Inter-segment Eliminations**	**Total**
Revenue	348,067	366,803	157,004	(113,974)	757,900
Operating expense	205,059	207,523	149,797	(113,974)	448,405
Gross margin	143,008	159,280	7,207	-	309,495
Interest on long-term debt	13,719	9,969	21	-	23,709
Interest on convertible debentures	34,934	-	-	-	34,934
Depreciation and amortization	36,620	56,690	1,032	-	94,342
(Gain) loss on sale of assets	(18)	(29,057)	(237)	-	(29,312)
Impairment of goodwill	38,154	-	-	-	38,154
Income before corporate items	19,599	121,678	6,391		147,668
General and administrative					50,272
Stock-based compensation					2,465
Foreign exchange (gain) loss					(33,478)
Reorganization costs					2,766
Income taxes					43,469
Net earnings					82,174
Capital expenditures (including acquisitions and deposits)	39,051	239,197	2,645	-	280,893
Total assets	634,499	1,184,827	42,738	-	1,862,064
Goodwill	-	103,652	58,521	-	162,173
Future income tax asset (liability)	(14,279)	(72,522)	(1,927)	-	(88,728)

For the year ended December 31, 2007 *($ thousands)*	Canadian Drilling Operations	United States Drilling Operations	Construction Operations	Inter-segment Eliminations	Total
Revenue	297,007	298,777	89,927	(56,036)	629,675
Operating expense	182,055	155,401	83,353	(56,036)	364,773
Gross margin	114,952	143,376	6,574	-	264,902
Interest on long-term debt	20,132	12,475	42	-	32,649
Interest on convertible debentures	16,946	-	-	-	16,946
Depreciation and amortization	29,050	42,553	657	-	72,260
Loss on sale of assets	325	30	-	-	355
Income before corporate items	48,499	88,318	5,875	-	142,692
General and administrative					43,844
Unit-based compensation					2,450
Foreign exchange loss					12,354
Income taxes					4,520
Net earnings					79,524
Capital expenditures (including acquisitions and deposits)	54,435	295,057	141	-	350,633
Total assets	679,390	786,982	30,784	-	1,497,156
Goodwill	38,154	84,360	46,620	-	169,134
Future income tax asset (liability)	(3,525)	(35,324)	1,476	-	(37,373)

19. SIGNIFICANT CUSTOMERS

At December 31, 2008, Trinidad had long-term, take-or-pay contracts in place with multiple significant oil and natural gas producing companies. Trinidad has two customers that provided in excess of 10% of Trinidad's 2008 revenue. In management's assessment, the future viability of Trinidad is not dependent on these customers.

20. RELATED PARTY TRANSACTIONS

All related party transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Effective August 18, 2008, Trinidad closed a $12.7 million acquisition of an oilfield equipment fabrication company, which was substantially held by one of Trinidad's executive officers.

Trinidad engages Blake, Cassels & Graydon LLP, a law firm in which an officer is a partner, to provide legal advice. During the year ended December 31, 2008, Trinidad incurred legal fees of $1.7 million (2007 - $0.9 million) to Blake, Cassels & Graydon LLP. As of December 31, 2008, $0.1 million was due to Blake, Cassels & Graydon LLP.

21. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to current year's presentation. Such reclassification did not impact previously reported net earnings or retained earnings.

22. SUBSEQUENT EVENTS

Early Renewal of Revolving Credit Facility

On February 12, 2009, Trinidad announced the early renewal of the Company's revolving credit facility (the "Facility"). The Facility has been resized from $250.0 million to $225.0 million. The Facility is backed by a syndicate group which includes major Canadian, US and International financial institutions. The terms adjusted by the renewal of the Facility were only those associated with the terms of the revolving facility itself. All remaining long-term debt facilities remain unchanged. The Facility requires monthly interest payments at a specified spread over the BA rate. The Facility is covered by the same debt covenants as Trinidad's other term debt. The term debt mentioned above is secured by a general guarantee over the assets of the Company and its subsidiaries.

The following table summarizes Trinidad's existing term-debt facilities:

Debt Facility	Currency	Amount	Maturity	Repayment requirements
Revolving credit facility	CDN $	$225.0 million	Next renewal in April 2010	If not renewed, repayment due 364 days later
Five year term facility	CDN $	$100.0 million	May 1, 2011	1% amortization, balloon repayment at maturity
Five year term facility	US $	$125.0 million	May 1, 2011	1% amortization, balloon repayment at maturity

Updated 2009 Capital Expenditure Budget

On February 19, 2009, Trinidad announced its updated capital expenditure budget for 2009 which includes a 12 month delay in the delivery of six new drilling rigs and the cancellation of four new service rigs.

The six delayed drilling rigs remain under long-term, take-or-pay contract with the original customer and are expected to be completed in 2010, assuming improved market conditions. A portion of the capital costs associated with these rigs has been incurred due to the long-lead times on receiving some items of equipment. The customer for the rigs has agreed to pay Trinidad interest on the capital it has spent to date until the rigs are completed. Total capital costs incurred to date on these rigs total approximately $37.0 million.

First Quarter 2009 Dividend Declaration

On February 19, 2009, Trinidad declared a cash dividend for the first quarter of 2009 of $0.05 per common share to be paid April 15, 2009 to shareholders of record on March 31, 2009. The current dividend declaration represents a reduction from the previous dividend level of $0.15 per share per quarter.